Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

NJ BOARDWALK HOLDINGS LLC,

BOARDWALK MERGER SUB, INC.

and

SOUTH JERSEY INDUSTRIES, INC.

Dated as of February 23, 2022

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 23, 2022, among NJ Boardwalk Holdings LLC, a Delaware limited liability company (“Parent”), Boardwalk Merger Sub, Inc., a New Jersey corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and South Jersey Industries, Inc., a New Jersey corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of the Company and its shareholders, and its other constituencies as set forth in Section 14A:6-1 of the New Jersey Business Corporation Act (as amended, the “NJBCA”), (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for consideration at the Company Shareholders Meeting and (d) resolved, subject to Section 5.4, to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, the sole member of Parent has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Parent and its sole member and (b) approved, authorized and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the Delaware Limited Liability Company Act;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Merger Sub and its sole shareholder, (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend the approval of the transactions contemplated hereby, including the Merger, to Parent, as the sole shareholder of Merger Sub, and directed that this Agreement be submitted to Parent for approval in accordance with the NJBCA;

WHEREAS, Parent has approved this Agreement and the transactions contemplated hereby by written consent in its capacity as the sole shareholder of Merger Sub;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, IIF US Holding 2 LP (the “Sponsor”), an Affiliate of Parent and Merger Sub, has entered into an equity commitment letter, dated as of the date hereof (the “Equity Commitment Agreement”), pursuant to which the Sponsor has agreed to provide funding to Parent in the circumstances set forth therein (the “Equity Financing”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NJBCA, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2          The Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY, 10166-0193, on the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), unless another date, time or place is mutually agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3          Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) in a form mutually agreed by Parent and the Company and meeting the requirements of Section 14A:10-4.1 of the NJBCA to be duly executed and filed with the Office of the Department of the Treasury of the State of New Jersey (the “New Jersey Department of the Treasury”), as provided under the NJBCA.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the New Jersey Department of the Treasury or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4          Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NJBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all obligations, liabilities and duties of the Company and Merger Sub shall become the obligations, liabilities and duties of the Surviving Corporation.

Section 1.5          Surviving Corporation Organizational Documents.  At the Effective Time, subject to Section 5.13, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (and subject to the provisions of Section 5.13); provided, that the name of the Surviving Corporation shall be “South Jersey Industries, Inc.”.

Section 1.6          Surviving Corporation Directors and Officers.

(a)          The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b)          The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II
MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 2.1          Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a)          Each share of common stock, par value $1.25 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent the right to receive $36.00 in cash (the “Merger Consideration”), without interest.  As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be paid in accordance with Section 2.3, without interest.

(b)          Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)          Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation.

(d)          If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Merger Consideration shall be equitably adjusted, to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this Section 2.1(d) shall be deemed to authorize or permit the Company to effect any such change that is not otherwise specifically authorized or permitted by this Agreement.

Section 2.2          Treatment of Company RSUs and Company PSUs.

(a)          Immediately prior to the Effective Time, each then-outstanding restricted stock unit with respect to the Company’s Shares that vests solely based on the passage of time and was granted pursuant to any equity compensation plan, arrangement or agreement of the Company, including the Company’s Omnibus Equity Compensation Plan (the “Company Equity Plans”), whether vested or unvested (a “Company RSU”), shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company RSU an amount in cash (without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.4) equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Company RSU.

(b)          Immediately prior to the Effective Time, each then-outstanding restricted stock unit with respect to the Company’s Shares that vests in whole or in part based on the achievement of performance goals and was granted pursuant to a Company Equity Plan, whether vested or unvested (a “Company PSU”), shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company PSU an amount in cash (without interest, and subject to deduction for any required withholding Tax in accordance with Section 2.4) equal to the product of (i) the Merger Consideration and (ii) the greater of the number of Shares that would be delivered under the terms of the applicable award agreement based on (1) the actual achievement of the applicable performance criteria as if the performance period ended on the Business Day immediately preceding the Closing Date, as determined in good faith by the Company and Parent, and (2) the achievement of the applicable performance criteria at the target level.

(c)          The Surviving Corporation shall pay the holders of Company RSUs and Company PSUs the cash payments described in this Section 2.2 through the Surviving Corporation’s payroll system (or, for non-employees, directly to such individuals) promptly after the Effective Time, but in any event not later than the fifth Business Day after the Effective Time.

(d)          Prior to the Effective Time, the Company shall adopt such resolutions and take any such other actions requested by Parent as may be reasonably required to effectuate the provisions of this Section 2.2.  Any such resolutions or other materials referenced in this Section 2.2(d) shall be subject to Parent’s prior review and the Company shall incorporate any reasonable comments timely provided by Parent.

Section 2.3          Exchange and Payment Procedures.

(a)          Prior to the Effective Time, Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent to act as paying agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Merger Consideration to which shareholders of the Company shall become entitled pursuant to this Article II.  Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to pay the Merger Consideration due pursuant to this Article II, except as provided in this Agreement.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article II.

(b)          Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a).  Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Parent or the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled.  Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal, “agent’s message” or other documents to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)          If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)          Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(e)          Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) so that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f)          All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares other than the right to receive the applicable Merger Consideration.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(g)          The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A‑1 or P‑1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(h)          At any time following the date that is six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto and including the proceeds of any investment thereof) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration.

(i)          If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond, in such reasonable and customary amount as Paying Agent may direct, as an indemnity by such Person for any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(j)          None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to the Surviving Corporation or a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered before such date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.4          Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company RSUs, Company PSUs or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law.  Such withholding with respect to any payment that is treated as compensation to the Company Employees and service providers shall be in accordance with the payroll practices of the Company.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization, Standing and Power.

(a)          The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the State of New Jersey, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation in effect as of the date of this Agreement (the “Company Charter”) and bylaws in effect as of the date of this Agreement (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  The Company is not in violation of any provision of the Company Charter or Company Bylaws in any material respect.

(c)          Each of the Company’s Subsidiaries (together with the Company, the “Company Entities”, and each, a “Company Entity”) (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)          To the knowledge of the Company, each of the Joint Ventures (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2          Capital Stock.

(a)          The authorized capital stock of the Company consists of 220,000,000 Shares and 2,500,000 shares of preference stock, no par value (“Preference Stock”).  As of February 22, 2022 (the “Measurement Date”), (i) 117,379,409 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) 42,711 Shares were held in treasury, (iii) 1,806,223 Shares were reserved and available for issuance pursuant to the Company Equity Plans, of which amount (A) 280,509 Shares were underlying outstanding Company RSUs and (B) 413,223 Shares were underlying outstanding Company PSUs assuming achievement of the applicable performance criteria at the target level, (iv) no shares of Preference Stock were issued and outstanding, (v) 4,996,062 Shares were reserved and available for issuance pursuant to that certain Forward Sale Agreement, dated March 17, 2021, between the Company and Bank of America, N.A., as forward purchaser and (vi) 6,700,000 purchase contracts were in effect, each forming a component of an equity unit and obligating the Company to issue up to 2.2472 Shares per equity unit (exclusive of make-whole shares).  Based on the assumptions set forth in Section 3.2(a) of the Company Disclosure Letter, under such purchase contracts, the Company would be required to pay the amount shown in Section 3.2(a) of the Company Disclosure Letter as the early settlement amount for each such purchase contract in connection with the Closing.

(b)          Except as set forth in Section 3.2(a) and except for changes since the Measurement Date resulting from issuance of Shares pursuant to Company RSUs or Company PSUs outstanding on the Measurement Date, as of the date of this Agreement (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (4) bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for capital stock or voting securities of the Company) on any matters on which shareholders may vote in relation to any Company Entity or Joint Venture, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Company Entity or, to the knowledge of the Company, any Joint Venture, to which a Company Entity or Joint Venture is a party.

(c)          Each of the outstanding shares of capital stock, or other equity or voting interest, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares or interests are owned by the Company or another wholly owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, other than encumbrances under applicable securities Laws, “Liens”) of any nature whatsoever, except where any such failure to own any such shares free and clear of Liens would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of (i) each Subsidiary of the Company, (ii) its jurisdiction of incorporation or organization, (iii) the number and type of outstanding capital stock or voting securities of, or other equity interests in, each Subsidiary, (iv) the direct or indirect ownership percentage in each Subsidiary of the Company or the Subsidiary of the Company that has a direct ownership interest in such Subsidiary and (v)  as of the date of this Agreement, to the knowledge of the Company, the identity of each other Person, if applicable, that owns equity interests in each such Subsidiary, and each such Person’s ownership percentage in such Subsidiary.

(d)          To the knowledge of the Company, each of the outstanding shares of capital stock, or other equity or voting interest, of each of the Joint Ventures is duly authorized, validly issued, fully paid and nonassessable and all such shares or interests are owned by the Company or another wholly owned Subsidiary of the Company and are owned free and clear of all Liens of any nature whatsoever, except where any such failure to own any such shares free and clear of Liens has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 3.2(d) of the Company Disclosure Letter sets forth a true and complete list of (i) each Joint Venture, (ii) its jurisdiction of incorporation or organization, (iii) the number and type of outstanding capital stock or voting securities of, or other equity interests in, each Joint Venture, (iv) the direct ownership percentage in each Joint Venture of the Company Entity that has a direct ownership interest in such Joint Venture and (v) as of the date of this Agreement, to the knowledge of the Company, the identity of each other Person that owns equity interests in each such Joint Venture, and each such Person’s ownership percentage in such Joint Venture.  No Company Entity is required to make any additional capital contributions to any Joint Venture.  None of the Shares are held by any Subsidiary of the Company or any Joint Venture.

(e)          Except for the capital stock or other voting securities of, or equity interests in, its Subsidiaries and Joint Ventures, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or equity interests in, any Person.

Section 3.3          Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the holders of at least a majority of the votes cast by the holders of shares entitled to vote thereon at the Company Shareholders Meeting (the “Company Shareholder Approval”), to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  As of the date hereof, the Board of Directors of the Company (the “Company Board”) has unanimously approved and declared advisable this Agreement, the Merger and the transactions contemplated hereby and, subject to Section 5.4, has resolved to recommend that the Company’s shareholders approve this Agreement, the Merger and the transactions contemplated hereby (the “Company Board Recommendation”).  The Company Shareholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 3.4          No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) subject, solely with respect to the consummation of the Merger and the other transactions contemplated hereby, to obtaining the Company Shareholder Approval, conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (viii) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to any Company Entity or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which any Company Entity is a party or by which any Company Entity or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental, regulatory or administrative (including stock exchange) authority, agency, court, commission, or other body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filing with the New Jersey Department of the Treasury of the Certificate of Merger as required by the NJBCA, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange (“NYSE”), (iv) the filings with and the approval of the Federal Energy Regulatory Commission (“FERC”) under Section 203 of the Federal Power Act, (v) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (vi) the filings with and approval from the New Jersey Board of Public Utilities (the “NJBPU”), (vii) the filings with and approval from the Federal Communications Commission (together with the filings and approvals contemplated by clauses (iv) and (vi), the “Required Approvals”) and (viii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5          SEC Reports; Financial Statements.

(a)          The Company has filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2020 (all such forms, reports, statements, certificates and other documents filed since January 1, 2020, collectively, the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act, and the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)          The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company Entities at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company Entities as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or an outstanding SEC investigation.  There are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, or any resolved comments received from the SEC that have not yet been reflected in the Company SEC Documents.

(c)          The Company maintains disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act) that are effective in all reasonable respects to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.  The Company maintains internal control over financial reporting (as defined in Rule 13a‑15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  To the knowledge of the Company, such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects.  The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have significant roles in the Company’s internal control over financial reporting, and each such deficiency, weakness or fraud so disclosed, if any, has been disclosed to Parent prior to the date of this Agreement.

Section 3.6          No Undisclosed Liabilities.  No Company Entity has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company Entities, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2020 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since January 1, 2021, (c) incurred pursuant to the transactions contemplated by this Agreement and (d) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7          Certain Information.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.8          Absence of Certain Changes or Events.  From December 31, 2020 through the date of this Agreement, the Company Entities and, to the knowledge of the Company, the Joint Ventures, have conducted their respective businesses in the ordinary course of business in all material respects.  From December 31, 2020 through the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9          Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company Entities or, to the knowledge of the Company, any Joint Ventures, or any of their respective properties by or before any Governmental Entity and (b) none of the Company Entities, and, to the knowledge of the Company, none of the Joint Ventures, nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.  This Section 3.9 does not relate to ERISA, Company Plans, Environmental Matters, Taxes or Intellectual Property (which are the subject of Sections 3.11, 3.13, 3.14 and 3.18 respectively).

Section 3.10          Compliance with Laws.  Except with respect to ERISA, Company Plans, Environmental Matters, Taxes and Intellectual Property (which are the subject of Sections 3.11, 3.13, 3.14 and 3.18 respectively), the Company Entities, and, to the knowledge of the Company, each Joint Venture, are, and at all times since January 1, 2020 have been, in compliance with all Laws (including Anti-Corruption Laws) applicable to them or by which any of their respective properties are bound, except where any non-compliance has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Since January 1, 2020, no Company Entity and, to the knowledge of the Company, no Joint Venture, has received any written notice or notification, or to the knowledge of the Company, any other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any applicable Law, except where such violations or non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company Entities have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  None of the Company Entities, to the knowledge of the Company, none of the Joint Ventures or, to the knowledge of the Company, none of their respective directors, officers, employees, agents or representatives: (i) is a Designated Person, (ii) is a Person that is owned or controlled by a Designated Person; (iii) is located, organized or resident in a Sanctioned Country; or (iv) has or is now, in connection with the business of the Company Entities or the Joint Ventures, engaged in, any dealings or transactions (A) with any Designated Person, (B) in any Sanctioned Country, or (C) otherwise in material violation of Sanctions.  For the previous five years, the Company has maintained and implemented policies, procedures and controls designed to ensure compliance with all Anti-Corruption Laws applicable to the Company Entities.

Section 3.11          Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA) and all material stock purchase, stock option, severance, employment, consulting, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or arrangements, whether or not subject to ERISA, whether formal or informal, written or unwritten, under which any current or former employee, officer, director, or independent contractor of the Company Entities has any present or future right to benefits or any Company Entity has any present or future liability, other than any plan, agreement, program or policy or arrangement mandated by applicable Law.  All such plans, agreements, programs, policies and arrangements (without regard to materiality) shall be collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has furnished or made available to Parent, to the extent applicable, current, accurate and complete copies of:  (i) the governing document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto, (ii) any related trust agreement, insurance, annuity or other funding instruments related thereto, (iii) the most recent determination or opinion letter of the Internal Revenue Service (the “IRS”), (iv) the most recent summary plan description and summaries of material modification and (v) for the two most recent fiscal years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b)          With respect to the Company Plans, except as would not reasonably be expected to result in material liability to the Company, individually or in the aggregate:

(i)          each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii)          there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions; and

(iii)          no Company Entity maintains any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code.

(c)          Each Company Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination, advisory and/or opinion letter, as applicable, from the IRS upon which it may rely as of the date of this Agreement regarding the form of such Company Plan (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and no event has occurred or condition exists that would reasonably be expected to result in the loss of such tax-qualification.

(d)          Except as provided in Section 3.11(d) of the Company Disclosure Letter, no Company Plan is:  (i) subject to Title IV of ERISA or subject to Section 412 of the Code (a ”Title IV Plan”), (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code) or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)          With respect to each Title IV Plan: (i) the minimum funding standards under Section 302 of ERISA and Section 412 of the Code have been satisfied in all material respects and no waiver of any minimum funding standard or extension of any amortization period has been requested or granted and (ii) no proceedings have been commenced or threatened by the Pension Benefit Guaranty Corporation to terminate such Title IV Plan.  Neither the Company nor any Company Commonly Controlled Entity has incurred any Controlled Group Liability that has not been satisfied in full.

(f)          The Company Entities have timely satisfied the reporting and disclosure requirements set out in Sections 101(b)(1), 103 and 104(a) of ERISA in all material respects with respect to each Company Plan, and no circumstances exist that would expose a Company Entity to a material civil penalty under Section 502(c)(2) of ERISA or a material failure to file penalty under Section 6652(e) of the Code.

(g)          No Company Entity has any material liability for any assessable payment under Section 4980H(B) of the Code, and each Company Entity has timely complied with the applicable employer information return reporting provisions under Sections 6055 and 6056 of the Code in all material respects.

(h)          Except as provided in Section 3.11(h) of the Company Disclosure Letter, none of the Company Plans obligates the Company to provide a current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of the Company any life insurance or medical or health benefits after his or her termination of employment or service with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.

(i)          Except as set forth on Section 3.11(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the Merger and the other transactions contemplated by this Agreement will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former officer, employee, or director of any Company Entity or with respect to any Company Plan, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such compensation or benefits under any Company Plan or (iv) result in the forgiveness of any indebtedness of any current or former officer, employee, or director of any Company Entity.

(j)          Neither the execution and delivery of this Agreement, nor the consummation of the Merger and the other transactions contemplated by this Agreement will (either alone or in combination with another event) result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Person is entitled to receive any additional payment (including any Tax gross-up) from the Company as a result of the imposition of any Taxes required by Section 4999 of the Code.

Section 3.12          Labor Matters.

(a)          Except for the union contracts set forth on Section 3.12(a) of the Company Disclosure Letter (the “Company Union Contracts”), no Company Entity is a party to, bound by, or in the process of negotiating, any labor agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, labor organization, or works council.  Except for employees covered by a Company Union Contract, no employees of a Company Entity are represented by any other labor union, labor organization, or works council.  No labor union, labor organization, works council, or group of employees of any Company Entity has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  To the knowledge of the Company, there are no, and since January 1, 2020 there have been no, labor union organizing activities with respect to any employees of any Company Entity.  Since January 1, 2020, there have been no actual or, to the knowledge of the Company, threatened, unfair labor practice charges, material grievances, material arbitrations, material labor disputes, strikes, work stoppages, slowdowns, lockouts, picketing, hand billing, or other labor disputes against or affecting any Company Entity.  No Company Entity is required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any union, labor organization, or works council in connection with the execution of this Agreement or the Merger and the other transactions contemplated by this Agreement.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020, the Company has complied and is in compliance with all Company Union Contracts and applicable Laws pertaining to employment or labor matters, including all Laws relating to terms and conditions of employment, labor relations, unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave, whistleblowing, unemployment insurance, and COVID-19.  Since January 1, 2020, the Company has not engaged in any action requiring any notifications under the Worker Adjustment and Retraining Notification Act or any similar federal, state, or local Laws (the “WARN Act”).  Except as would not and would not reasonably be expected to, individually or in the aggregate, result in material liability to the Company, there are no claims, suits, investigations, or other legal proceedings pending or, to the knowledge of the Company, threatened by or on behalf of any employee of the Company, that relate to employment or labor matters.  Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all employees of the Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified as exempt.  Except as would not and would not reasonably be expected to, individually or in the aggregate, result in material liability to the Company, each individual who is currently providing services to any Company Entity, or who previously provided services to any Company Entity, as an independent contractor or consultant, is or was properly classified and properly treated as an independent contractor or consultant by such Company Entity.

(c)          To the knowledge of the Company, no employee of any Company Entity is in any respect in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation:  (i) to any Company Entity or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Company Entity or (B) to the knowledge or use of trade secrets or proprietary information.

(d)          No Company Entity is party to a settlement agreement with a current or former director, officer, employee or independent contractor of any Company Entity that was entered into on or after January 1, 2017 and involves allegations relating to sexual harassment, sexual misconduct or any type of discrimination by either (i) an officer of a Company Entity or (ii) an employee of a Company Entity at the level of Vice President or above.  To the knowledge of the Company, in the last five years, no allegations of sexual harassment, sexual misconduct or any type of discrimination have been made against (i) any officer of a Company Entity or (ii) an employee of a Company Entity at a level of Vice President or above.

Section 3.13          Environmental Matters.

(a)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          the Company Entities, and to the knowledge of the Company, the Joint Ventures, are, and have been at all times since January 1, 2020, in compliance with all applicable Environmental Laws;

(ii)          each Company Entity, and to the knowledge of the Company, each Joint Venture, has all Environmental Permits required pursuant to applicable Environmental Laws to operate as they presently operate; no Company Entity, and to the knowledge of the Company, no Joint Venture, has received a written notice from any Governmental Entity seeking to modify, revoke, suspend or terminate any such Environmental Permit; and no proceeding is pending to modify, revoke, suspend, or terminate any such Environmental Permit;

(iii)          to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned or operated by any Company Entity or Joint Venture, or any property formerly owned or operated by it or any of its Subsidiaries, including releases or threatened releases of Materials of Environmental Concern at such properties, except under circumstances that are not reasonably likely to result in liability of any Company Entity or Joint Venture under any applicable Environmental Law;

(iv)          to the knowledge of the Company, no Company Entity or Joint Venture has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate Governmental Entity or otherwise, with no further obligations or liabilities on the part of any Company Entity or Joint Venture;

(v)          no Company Entity, and to the knowledge of the Company, no Joint Venture, has received any written notice, claim or complaint, or is presently subject to any proceeding, or, to the knowledge of the Company, investigation, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, including claims relating to exposure to Materials of Environmental Concern, and to the knowledge of the Company, no such matter has been threatened in writing;

(vi)          no Company Entity, and to the knowledge of the Company, no Joint Venture, is subject to any order, judgment or decree pursuant to Environmental Law or with respect to Materials of Environmental Concern; and

(vii)          no Company Entity, and to the knowledge of the Company, no Joint Venture, has assumed, retained or agreed to provide indemnification in any agreement (excluding leases, credit agreements and other agreements entered into in the ordinary course of business) with respect to liabilities arising pursuant to Environmental Laws.

(b)          Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)          “Environmental Laws” means foreign, federal, regional, supernational, provincial, state or, local laws (including common law), statutes, ordinances, rules, regulations, orders, judgments and other enforceable requirements of any Governmental Entity, relating to pollution or protection of the environment, natural resources or human health and safety.

(ii)          “Environmental Permits” means all permits, licenses, registrations, and other authorizations and approvals required under applicable Environmental Laws.

(iii)          “Materials of Environmental Concern” means (A) those substances, materials, contaminants or wastes defined in or regulated as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or a “contaminant,” or words of similar import under any applicable Environmental Law, (B) petroleum and petroleum products, including crude oil and any fractions thereof, (C) natural gas, synthetic gas and any mixtures thereof, (D) polychlorinated biphenyls, friable asbestos and radon, (E) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X and PFBs) or (F) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law or which may result in liability arising from injury to persons, property or resources.

Section 3.14          Taxes.  Except for failures, violations inaccuracies, omissions or proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)          all Tax Returns required by applicable Law to be filed by or on behalf of any Company Entity have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were true, accurate and complete;

(b)          the Company Entities have timely paid all Taxes required to be paid by them (whether or not shown or required to be shown as due on any Tax Return);

(c)          no Liens for Taxes exist with respect to any assets or properties of any Company Entity, except for (A) statutory Liens for Taxes not yet due and payable and (B) Taxes being contested in good faith;

(d)          there are no audit, examination, investigation or other proceedings pending or threatened in writing against or with respect to any Company Entity with respect to any Tax and no Company Entity has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course);

(e)          the Company Entities have complied with all applicable Laws relating to the withholding of Taxes;

(f)          (i) no Company Entity has any liabilities for unpaid Taxes as of the date of the latest balance sheet included in the consolidated financial statements that had not been accrued or reserved on such balance sheet in accordance with GAAP, and (ii) no Company Entity has incurred any liability for Taxes since the date of the latest balance sheet included in the consolidated financial statements except in the ordinary course of business;

(g)          no Company Entity has any liability for Taxes of any Person (other than a Company Entity) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), by reason of Contract, assumption, transferee or successor liability, or by operation of Law or otherwise;

(h)          no Company Entity is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than between Company Entities), except for such an agreement or arrangement entered into in the ordinary course of business that is not primarily related to Taxes;

(i)          within the past three years, no Company Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(j)          no Company Entity has any Tax rulings, requests for rulings, closing agreements or other similar agreements in effect or filed with any Governmental Entity;

(k)          no Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for a taxable period on or before the Closing Date, (B) ”closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date; and

(l)          no Company Entity has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(m)          As used in this Agreement:

(i)          “Taxes” means federal, state, provincial, local or foreign taxes, customs, tariffs, imposts, levies, duties, other like assessments or charges in the nature of a tax imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

(ii)          “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

Section 3.15          Contracts.

(a)          Except for this Agreement and except for Contracts filed as exhibits to any Company SEC Documents filed prior to the date hereof, as of the date hereof, no Company Entity is a party to, and none of its properties or assets is bound by, any of the following categories of Contracts (each such Contract required to be filed as an exhibit to any Company SEC Document or required to be listed in Section 3.15(a) of the Company Disclosure Letter, a “Material Contract”):

(i)          any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed (except for a Company Plan listed in Section 3.11(a) of the Company Disclosure Letter);

(ii)          any Contract to which any Company Entity is a party that (a) restricts the ability of any Company Entity to engage in or compete in any business in any manner that is material to any Company Entity, (b) requires any Company Entity to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of any Company Entity, or (c) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of any Company Entity;

(iii)          any Contract to which any Company Entity is a party that provides for payments to or from any Company Entity in excess of $25,000,000 in the aggregate annually;

(iv)          any Contract creating, guaranteeing or securing indebtedness for borrowed money of any Company Entity in excess of $25,000,000;

(v)          any Contract with respect to the creation, formation, governance or control of any material partnerships, joint ventures or joint ownership arrangements with third parties;

(vi)          any Contract that (A) relates to the acquisition of assets (other than in the ordinary course of business) or capital stock or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $25,000,000 in the aggregate, (B) relates to the disposition (other than in the ordinary course of business) after the date of this Agreement, directly or indirectly, of assets of any Company Entity with a total consideration of more than $25,000,000 in the aggregate or any capital stock or other securities (by merger, capital contribution or otherwise) of any Company Entity or (C) contains a put, call, right of first refusal or similar right pursuant to which a Company Entity could be required to purchase or sell, as applicable, any of the foregoing;

(vii)          any Contract that otherwise limits or restricts the payment or dividends or distributions in respect of the capital stock or equity interests of any Company Entity;

(viii)          any Contract entered into since January 1, 2020 that relates to the sale, transfer or other disposition of a business or assets by any Company Entity pursuant to which any Company Entity has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations that would reasonably be expected to result in aggregate payments in excess of $10,000,000;

(ix)          any Contract that requires any Company Entity to make any advance, loan or commitment therefor or provide any credit support for or any capital contribution to, or other investment in, any Person (other than any Company Entity) in excess of $25,000,000;

(x)          any Contract with a term exceeding one year after the date of this Agreement for future purchases, exchange or sales of gas, oil or electric energy in excess of $25,000,000 in the aggregate after the date of this Agreement;

(xi)          any Company Union Contract;

(xii)          any Contract with a term exceeding one year after the date of this Agreement which is a financial derivative interest rate hedge with a value in excess of $10,000,000;

(xiii)          any Contract creating, forming, governing or providing for a Joint Venture; and

(xiv)          any Contract with a Governmental Entity, other than any Contract relating to real property or franchise agreements, that provides for payments to or from any Company Entity in excess of $25,000,000.

(b)          Each Material Contract is valid and binding on each Company Entity party thereto or bound thereby, and to the knowledge of the Company, any other party thereto, enforceable against it, and to the knowledge of the Company, any other party thereto in accordance with its terms, and is in full force and effect, and each Company Entity party thereto or bound thereby and, to the knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no default under any Material Contract by any Company Entity party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Company Entity party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16          Insurance.  Except as has not had or would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all fire and casualty, general liability, director and officer, business interruption, product liability, sprinkler and water damage, cybersecurity and other material insurance policies maintained by any Company Entity (“Insurance Policies”) are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices, (b) all premiums due with respect to all Insurance Policies have been paid, (c) no Company Entity is in breach or default under, and to the knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach of or default under, or permit termination or modification under, any such Insurance Policies, and (d) since the most recent renewal date, no Company Entity has received any written notice threatening termination of, or premium increases with respect to, or material alteration of coverage under, any such policies, other than premium increases or alterations of coverage occurring in the ordinary course during the renewal process for any such policies.

Section 3.17          Properties.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity has either good fee title or valid leasehold, easement or other real property rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as and where currently conducted.  Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as may be limited by the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (a) all leases, easements or other agreements under which any Company Entity leases, accesses, uses or occupies real property necessary to permit it to conduct its business as currently conducted are valid, binding and in full force and effect against the Company Entity and, to the knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (b) each Company Entity and, to the knowledge of the Company, the counterparties thereto are not in default under any of such leases, easements or other agreements described in the foregoing clause (a).  This Section 3.17 does not relate to Environmental Permits, Environmental Laws, Materials of Environmental Concern or other environmental matters; or Intellectual Property, which are addressed in Section 3.13 and Section 3.18, respectively.

Section 3.18          Intellectual Property.

(a)          Section 3.18(a) of the Company Disclosure Letter sets forth a correct and complete list (in all material respects) of all (i) issued patents and patent applications, (ii) trademark registrations and applications and material unregistered trademarks, and (iii) copyright registrations and applications owned by the Company in any jurisdiction in the world.  Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, a Company Entity is the sole and exclusive beneficial and, with respect to applications and registrations (including patents), record owner of all of the Intellectual Property items set forth in Section 3.18(a) of the Company Disclosure Letter.

(b)          Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Entity owns, or has the valid right to use, all Intellectual Property used in its business as presently conducted and such conduct does not infringe or otherwise violate any Person’s Intellectual Property, (ii) there is no Action alleging such infringement or other violation pending or threatened in writing against any Company Entity, (iii) to the knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by any Company Entity, and (iv) no Action alleging such infringement or other violation are pending or threatened in writing against any Person by any Company Entity.

(c)          The Company has taken reasonable steps to maintain the confidentiality of all material trade secrets held by any Company Entity.  To the knowledge of the Company, since January 1, 2020, there has not been any material disclosure of or unauthorized access to or use of material trade secrets of any Company Entity that has resulted or is likely to result in the loss of trade secret protection for such information.

(d)          Since January 1, 2020, (i) to the knowledge of the Company, there have been no security breaches, intrusions or instances of unauthorized access, use or disclosure in any information technology systems to the extent within the control of any Company Entity, to the knowledge of the Company, with respect to information or property provided by or for any Company Entity, any other third-party-controlled information technology systems used by or for the benefit of any Company Entity (including, but not limited to, the Company Entities’ cloud, SaaS or hosted services arrangements) (collectively, “IT Systems”), (ii) no Company Entity has notified or been required to notify any Person or Governmental Entity of any security breach or other incident affecting the IT Systems or any information or data stored or contained therein, and (iii) there have not been and are no Actions, complaints, citations or fines pending, issued or received, or, to the knowledge of the Company, threatened against any Company Entity by any Person with respect to privacy or other incidents, or with respect to any Company Entity’s handling, use or processing of information within any Company Entity’s possession or control, that, in the case of (i), (ii) and (iii), were or are, individually or in the aggregate, material to the business of the Company Entities.  Since January 1, 2020, each Company Entity has conducted commercially reasonable privacy and cybersecurity testing, audits and assessments at reasonable and appropriate intervals, and, to the knowledge of the Company, there have been no specific material vulnerabilities or risks with respect to cybersecurity or privacy except for those that have been reasonably remediated on a reasonably prompt basis.

(e)          Since January 1, 2020, each Company Entity implements and maintains appropriate administrative, technical and organizational measures to protect confidential information, Personal Information and the IT Systems, including against unlawful destruction or unauthorized access, use, modification or loss, and complies in all material respects with applicable Law with respect to cybersecurity and privacy, as well as its contractual obligations and its policies and procedures with respect to cybersecurity and privacy (such policies and procedures, “IT Policies and Procedures”).  Each Company Entity has aligned its IT Policies and Procedures with applicable federal, state and industry standards, including the annual reporting and other requirements of the NJBPU cybersecurity docket (Dkt. No. AO160301969), in all material respects.

(f)          The representations and warranties contained in this Section 3.18 are the sole and exclusive representations and warranties of the Company relating to infringement or misappropriation of Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to infringement or misappropriation of Intellectual Property.

Section 3.19          State Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under of any state Laws in the United States apply to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.20          Regulatory Status.

(a)          Section 3.20(a) of the Company Disclosure Letter sets forth each Company Entity and Joint Venture that is subject to regulation as a “public utility”, as such term is defined under the laws of the State of New Jersey or the Federal Power Act, by the NJBPU or FERC.  None of the Subsidiaries of the Company is regulated as a public utility by any state other than the State of New Jersey.  The Company is a “holding company” under the Public Utility Holding Company Act of 2005 that qualifies for the exemptions in 18 C.F.R. § 366.3(b)(2).

(b)          All filings (except for immaterial filings) required to be made by any Company Entity and, to the knowledge of the Company, by any Joint Venture, since January 1, 2020 with the NJBPU or FERC, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and currently comply, with all requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all requirements of applicable Laws, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21          Brokers.  Except for BofA Securities, Inc., no broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Company Entity.  The Company has made available to Parent true and complete copies of all agreements between the Company and BofA Securities, Inc., which agreements disclose all fees payable to BofA Securities, Inc.

Section 3.22          Opinion of Financial Advisors.  BofA Securities, Inc. has delivered to the Company Board its written opinion dated as of the date of this Agreement (or oral opinion to be confirmed in writing), to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares and, as of the date of this Agreement, such opinion has not been modified or withdrawn.  Promptly following execution of this Agreement, the Company will provide copies of such opinion to Parent for informational purposes only.

Section 3.23          No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any information provided to the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1          Organization, Standing and Power.

(a)          Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing has not had and as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Parent has previously furnished to the Company a true and complete copy of the Organizational Documents of each of Parent and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither Parent nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

Section 4.2          Authority.  Each of Parent and Merger Sub has all necessary entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by the sole member and Board of Directors of Parent and Merger Sub, respectively, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  The vote or consent of Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.3          No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) conflict with or violate the Organizational Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filing with the New Jersey Department of the Treasury of the Certificate of Merger as required by the NJBCA, (iii) such filings as necessary to comply with the applicable requirements of the NYSE, (iv) the Required Approvals and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4          Certain Information.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.5          Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.6          Ownership and Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with this Agreement and the Merger and the other transactions contemplated hereby.  The authorized capital stock of Merger Sub consists of 100 shares of common stock, no par value, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.7          Financing.

(a)          Concurrently with the execution of this Agreement, the Sponsor has executed the Equity Commitment Agreement.  The Equity Commitment Agreement is in full force and effect, is a valid, binding and enforceable obligation of the Sponsor and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under the Equity Commitment Agreement.  The Equity Commitment Agreement is not subject to any conditions or other contractual contingencies other than as set forth therein.  Parent has delivered to the Company a true and complete copy of the executed Equity Commitment Agreement pursuant to which the Sponsor has committed, subject only to the terms and conditions set forth therein, to provide the Equity Financing to Parent.

(b)          Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof, among Parent, Keybank National Association, Keybanc Capital Markets, PNC Bank, National Association and PNC Capital Markets LLC (the “Debt Commitment Letter”) and (b) the fee letter, dated as of the date hereof, among Parent, Keybank National Association, Keybanc Capital Markets, PNC Bank, National Association and PNC Capital Markets LLC (in each case, as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions, none of which could affect the conditionality, principal amount or availability of the Debt Financing), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”, and together with the Equity Commitment Agreement, the “Financing Commitments”) pursuant to which the lender parties thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”).

(c)          None of the Financing Commitments has been amended or modified prior to the execution and delivery of this Agreement, no such amendment or modification is contemplated as of the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded as of the date of this Agreement.  As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of Parent or Merger Sub and, to the knowledge of Parent, the other parties thereto (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  As of the date of this Agreement, there are no side letters or other Contracts or arrangements (oral or written) related to the Financing that could affect the conditionality, principal amount available to pay the Merger Consideration and other payment obligations of Parent and Merger Sub hereunder or availability of the Financing other than as expressly set forth in the Financing Commitments.  As of the date of this Agreement, to the knowledge of Parent, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Financing Commitments.  As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties set forth in Article III and the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or waived on a timely basis or that the Financing contemplated by the Financing Commitments will not be made available on the Closing Date in accordance with the terms of the Financing Commitments.  Parent or Merger Sub has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date of this Agreement.  Subject to the terms and conditions of the Financing Commitments and subject to the satisfaction of the conditions contained in Sections 6.1 and 6.3, assuming the accuracy of the Company’s representations and warranties set forth in Article III and assuming compliance by the Company with the covenants set forth herein, the aggregate proceeds contemplated by the Financing Commitments, together with other financial resources of Parent and Merger Sub including unrestricted cash, cash equivalents and marketable securities (net of any applicable tax liabilities) of Parent, Merger Sub, the Company and the Company’s Subsidiaries on the Closing Date, will be sufficient for Parent and Merger Sub to pay all of their respective obligations under this Agreement, including the (i) payment of the Merger Consideration and all other amounts payable pursuant to Article II, (ii) repayment, prepayment or discharge of the obligations of the Company Entities under the agreements set forth on Section 4.7 of the Company Disclosure Letter that would become due (after giving effect to the Merger) and are intended to be repaid at Closing and (iii) payment all fees and expenses expected to be incurred in connection therewith.

Section 4.8          Ownership of Shares.  Neither Parent nor Merger Sub nor any of Parent’s affiliates or associates is, nor at any time during the last five years has either Parent or Merger Sub or any affiliate or associate of either of the foregoing, been, an interested stockholder of the Company (each of “affiliate”, “associate” and “interested stockholder” as defined in 14A:10A-3 of the NJBCA).  Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.9          Certain Arrangements.  As of the date of this Agreement, none of Parent, Merger Sub nor any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, or has authorized, made or entered into any commitment, agreement, instrument, obligation, formal or informal arrangement, undertaking or other understanding (whether or not binding), whether written or oral, with any shareholder (in their capacity as such) of the Company or any, director, officer, employee or other Affiliate of any Company Entity (a) relating to (i) this Agreement or the Merger or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time, or (b) pursuant to which any (i) holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares; (ii) holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) Person other than the Sponsor has agreed to provide, directly or indirectly, an equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Section 4.10          Brokers.  Except for Centerview Partners LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11          Solvency.  Assuming (a) the representations and warranties of the Company made in this Agreement are true and correct in all material respects (disregarding any references to “knowledge of the Company,” “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations), (b) the compliance by the Company of its obligations hereunder, (c) all material contingent liabilities of the business of the Company are disclosed herein, in the Company Disclosure Letter or in the Company SEC Documents, (d) the satisfaction of the conditions set forth in Article VI and (e) that the most recent projections, forecasts or estimates of the Company that have been provided to Parent have been prepared in good faith based on assumptions that were and continue to be reasonable, Parent and Merger Sub, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the Merger and the other transactions contemplated hereby to occur at the Closing, including the Merger, the Debt Financing, any Substitute Financing, the payment of the Merger Consideration, and the payment of all related fees and expenses, will not be, Insolvent.

Section 4.12          No Other Representations or Warranties.  Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to any Company Entity with respect to any other information provided to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.  Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger and the other transactions contemplated by this Agreement.

Section 4.13          No Reliance.  Parent and Merger Sub each acknowledges and agrees that it has conducted its own independent investigation of the Company Entities and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person regarding the Company Entities, other than those as expressly set forth in Article III.  Without limiting the foregoing, except for the representations and warranties set forth in Article III or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding any Company Entity or its respective businesses and operations and that Parent and Merger Sub will have no claim against the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V
COVENANTS

Section 5.1          Conduct of Business of the Company.

(a)          The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (1) as contemplated or permitted by this Agreement, (2) as disclosed in Section 5.1 of the Company Disclosure Letter, (3) as required by applicable Law (including Public Health Measures), or as required in connection with any Proceedings, or for commercially reasonable actions taken by any Company Entity in response to any Public Health Measures or COVID-19 or (4) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (x) conduct its business in the ordinary course of business in all material respects, including filing all required Company SEC Documents and making all required filings with the NJBPU, (y) maintain in effect all material Permits necessary for the lawful conduct of its business and (z) preserve intact, in all material respects, its business organization, goodwill and existing relationships with employees, customers, suppliers, labor unions and Governmental Entities and any other Person having a material business relationship with it; provided, that no action by any Company Entity with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this section unless such action constitutes a breach of such provision of Section 5.1(b).

(b)          Between the date of this Agreement and the Effective Time, except (1) as permitted by this Agreement, (2) as disclosed in Section 5.1 of the Company Disclosure Letter, (3) as required by applicable Law (including Public Health Measures), or as required in connection with any Proceedings, or for commercially reasonable actions taken by any Company Entity in response to any Public Health Measures or COVID-19 or (4) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), no Company Entity shall:

(i)          declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (A) quarterly cash dividends payable by the Company in respect of the Shares with declaration, record and payment dates consistent with the Company’s past practices and in an amount per Share not in excess of (1) $0.3100 for quarterly dividends declared before November 20, 2022 and (2) $0.3193 for quarterly dividends declared on or after November 20, 2022, and (B) a “stub period” dividend to holders of record of Shares as of immediately prior to the Effective Time equal to the product of (1) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (2) a daily dividend rate determined by dividing the amount of the last quarterly dividend paid prior to the Effective Time by ninety-one (91);

(ii)          amend or otherwise change its Organizational Documents (except for immaterial or ministerial amendments or amendments required by changes in Law);

(iii)          issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any shares of its capital stock, except (A) in connection with the exercise, settlement or vesting of Company RSUs and Company PSUs in each case in accordance with the terms of any Company Plan, (B) as required by any Company Plan as in effect on the date hereof, (C) to new hires after the date hereof to the extent consented to pursuant to Section 5.1(b)(xvi) or (C) as otherwise set forth in Section 5.1(b)(iii) of the Company Disclosure Letter;

(iv)          adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of any Company Entity (except in connection with the cashless exercise or similar transactions pursuant to the exercise or settlement of stock-based awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)          make any acquisition or disposition, sale or transfer of an asset or business (including by merger, consolidation or acquisition of stock or any other equity interests or assets) except for (A) any acquisition or disposition contemplated by the capital plan set forth in Section 5.1(b)(viii) of the Company Disclosure Letter, (B) any acquisition or disposition for consideration that is individually not in excess of $25,000,000 and in the aggregate not in excess of $50,000,000 or (C) any disposition of obsolete or worn-out equipment in the ordinary course of business;

(vi)          exercise any put or call or similar right with respect to equity securities of any Person or authorize any Joint Venture to exercise any such right;

(vii)          (A) enter into, modify or amend in any material respect, or terminate or waive any material right under, any Material Contract (or any Contract which would have been a Material Contract if entered into as of the date of this Agreement) (except for (x) any entry into, modification, amendment, termination or waiver in the ordinary course of business or (y) a termination without material penalty or loss of material benefit to the Company); or (B) enter into any Contract under which the consummation by the Company of the Merger or the other transactions contemplated hereby will result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, such Contract;

(viii)          make, or agree or commit to make, any capital expenditure, except (A) in accordance with the capital plan set forth in Section 5.1(b)(viii) of the Company Disclosure Letter, plus a 10% variance, (B) capital expenditures related to operational emergencies subject to Section 5.1(c), (C) as required by Law or a Governmental Entity or (D) with respect to any capital expenditures not addressed by the foregoing clauses (A) through (C), not to exceed $30,000,000 in the aggregate in any 12-month period; provided, that in the case of clauses (B) and (C), the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter;

(ix)          incur any indebtedness for borrowed money or guarantee of indebtedness for borrowed money, except for (A) indebtedness in replacement of existing indebtedness having material terms and covenants substantially similar to the indebtedness so replaced (other than the market rate of interest) (provided, that the aggregate commitments or principal amounts thereof shall not be increased), (B) guarantees by any Company Entity of existing indebtedness or (C) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms) in the ordinary course of business;

(x)          form any new Joint Ventures or materially modify the terms of any existing Joint Ventures in a manner that is adverse to the Company Entities;

(xi)          make, authorize, enter into any commitment for, or make a capital contribution to, any Joint Venture, other than the capital contributions set forth in Section 5.1(b)(xi) of the Company Disclosure Letter or otherwise required by the Organizational Documents of a Joint Venture;

(xii)          make or change any material Tax election, change any method of Tax accounting, settle or compromise any material Tax liability, audit or other proceeding, compromise or surrender any material refund, credit or other similar benefit, enter into any closing agreements relating to a material amount of Taxes, file or amend any income or other material Tax Return, grant any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax (excluding extensions of time to file Tax Returns obtained in the ordinary course);

(xiii)          (A) grant to any individual any increase in compensation or benefits (including paying any amount not due), except for promotions and other increases in the ordinary course of business consistent with past practices (subject to applicable New Jersey labor Laws), (B) grant to any individual any increase in change-in-control, severance, retention or termination pay, or enter into or amend any change-in-control, severance, retention or termination agreement with any such person, (C) establish, adopt, enter into, amend or terminate any Company Plan, in each case, except in the ordinary course of business consistent with past practices and that do not increase the cost to the Company, or (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Plan, except in the case of the foregoing clause (A) through (D) for actions required pursuant to the terms of any Company Plan existing on the date hereof that has been made available to Parent;

(xiv)          make any material change in accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC, the Public Company Accounting Oversight Board and the Financial Accounting Standards Board);

(xv)          waive, release, assign, settle or compromise any material Action against any Company Entity, except to the extent permitted by Section 5.17 and except for waivers, releases, assignments, settlements or compromises that are limited solely to the payment of monetary damages and that, with respect to the payment of such monetary damages, the amount of monetary damages to be paid by any Company Entity does not exceed (A) the amount with respect thereto reflected on the Company’s balance sheet at September 30, 2021 (including the notes thereto) or (B) $10,000,000, in the aggregate, in excess of the proceeds received or to be received from any insurance policies in connection with such payment; provided that Transaction Litigation shall be subject to Section 5.18;

(xvi)          hire or engage any Person to be an employee in a position at the level of officer or above;

(xvii)          terminate the employment of any employee at the level of officer or above, other than for cause;

(xviii)          waive the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of any Company Entity;

(xix)          enter into, materially amend, terminate or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or voluntarily recognize or certify any union, works council or other employee representative body as the bargaining representative of any employees of any Company Entity;

(xx)          effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act;

(xxi)          enter into a new line of business or cease operations of an existing material line of business;

(xxii)          adopt or recommend a plan or agreement of complete or partial liquidation or dissolution, restructuring or other reorganization;

(xxiii)          materially change any of its IT Policies and Procedures except as required by applicable Law or in accordance with Good Utility Practice; provided, however, that the Company may respond to any information requests or audits received by any Governmental Entity;

(xxiv)          except as necessary in the ordinary course of business consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any material Intellectual Property;

(xxv)          except to the extent permitted by Section 5.17, initiate or pursue any Proceedings with or before any Governmental Entity;

(xxvi)          fail to maintain, terminate or cancel any material insurance coverage maintained by any Company Entity with respect to any material assets without using commercially reasonable efforts to replace such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;

(xxvii)          make any settlement election other than “Physical Settlement” under, and as defined in, that certain Confirmation re: Registered Forward Transaction, dated as of March 18, 2021, between Bank of America, N.A. and the Company with respect to any Settlement Dates (as defined therein); or

(xxviii)          agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxvii).

(c)          Emergencies.  Notwithstanding anything to the contrary herein, the Company Entities may take reasonable actions in compliance with applicable Law and Good Utility Practice (i) with respect to any operational emergencies (including any restoration measures in response to any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, severe weather-related event, circumstance or development, act of terrorism or sabotage), equipment failures, outages or an immediate and material threat to the health or safety of natural Persons; provided, that the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter.

Section 5.2          Reserved.

Section 5.3          No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company Entities’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4          No Solicitation by the Company; Acquisition Proposals.

(a)          The Company Entities shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, and the Company Entities shall instruct their respective directors, officers and employees, investment bankers, attorneys, accountants and other agents, advisors or representatives (collectively, “Representatives”) to terminate any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall terminate any Person’s (other than the Company, Parent and Merger Sub and their respective Representatives) access to physical or electronic data rooms that was provided to such Person regarding, and shall not provide any Person material non-public information regarding, an Acquisition Proposal or any other transaction or potential transaction outside the ordinary course of business, and otherwise request the prompt return or destruction of material non-public information previously furnished to such Persons.

(b)          The Company agrees that no Company Entity shall, and that it shall direct its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by providing information; provided, that any communication undertaken by the Company in the ordinary course of business and not related, directly or indirectly, to an Acquisition Proposal or the Merger or any other similar transaction shall not, in and of itself be deemed an action by the Company to encourage or facilitate) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, or (ii) engage or participate in any negotiations or discussions (other than to (x) state that they are not permitted to have discussions or (y) seek clarification regarding the terms of an Acquisition Proposal) concerning, or provide or cause to be provided any non-public information or data relating to any Company Entity or Joint Venture in connection with, an Acquisition Proposal; provided, it is understood and agreed that any determination or action by the Company Board permitted under, and taken in compliance with, Section 5.4(c) or 5.4(d) or Section 7.1(c)(ii) shall not be deemed to be a breach of this Section 5.4.

(c)          Notwithstanding anything to the contrary in Section 5.4, at any time prior to obtaining the Company Shareholder Approval, the Company may, in response to a bona fide written Acquisition Proposal made after the date of this Agreement that does not result from a material breach of Section 5.4(a) or Section 5.4(b) that the Company Board determines in good faith constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information with respect to the Company Entities and Joint Ventures to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms that, taken as a whole, are not materially less restrictive to the other party than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision) (any agreement satisfying such criteria being an “Acceptable Confidentiality Agreement”) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that the Company shall provide or make available to Parent any material non-public information concerning any Company Entity or Joint Venture that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to Parent before or substantially concurrently with the time it is made available to such Person or its Representatives.  Any violation of this Section 5.4(c) by any Representative of the Company or any of its Affiliates, in each case, at the Company’s direction, shall constitute a breach of this Section 5.4(c) by the Company.  Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent (x) necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board so long as the Company Board promptly (and in any event, within twenty-four (24) hours) notifies Parent thereof after granting any such waiver, amendment or release and (y) the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to grant such waiver, amendment or release would be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law.

(d)          Neither the Company Board nor any committee thereof shall (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, or publicly propose to do so, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iii) cause or permit any Company Entity to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement (other than an Acceptable Confidentiality Agreement in accordance with this Section 5.4) providing for an Acquisition Proposal, (iv) fail to include the Company Board Recommendation in the Proxy Statement when mailed, (v) if an Acquisition Proposal is publicly announced or disclosed, fail to publicly reaffirm the Company Board Recommendation within ten Business Days following Parent’s written request to do (provided that Parent may only make such request twice with respect to any particular Acquisition Proposal), (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten Business Days prior to the then-scheduled Company Shareholders Meeting, fail to take the actions referred to in this clause (v), with references to the applicable ten Business Day period being replaced with three Business Days) or (vi) fail to recommend against any then-pending tender or exchange offer that constitutes an Acquisition Proposal within 10 Business Days after it is announced (any of such actions in clauses (i)-(vi), an “Adverse Recommendation Change”).  Notwithstanding anything to the contrary in, but subject to compliance with, this Section 5.4, if, prior to obtaining the Company Shareholder Approval, (i) the Company Board determines in good faith, after consultation with outside counsel and its financial advisor that the failure to make an Adverse Recommendation Change or terminate this Agreement in accordance with Section 7.1(c)(ii) would be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law and (ii) the Company receives a written bona fide Acquisition Proposal that did not result from a material breach of Section 5.4(a) or Section 5.4(b) that the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, constitutes a Superior Proposal, then (x) the Company Board may make an Adverse Recommendation Change or authorize the Company to terminate this Agreement pursuant to Section 7.1(c)(ii), and (y) the Company, upon receiving such authorization from the Company Board, may enter into a definitive acquisition agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates this Agreement pursuant to Section 7.1(c)(ii).  The Company Board shall not be entitled to effect an Adverse Recommendation Change or authorize the termination of this Agreement pursuant to Section 7.1(c)(ii) unless:

(i)          the Company notifies Parent in writing at least three Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including, if applicable, the identity of the Person making the Superior Proposal and attaching the most current draft of any acquisition agreement with respect to such Superior Proposal or, if no draft exists, a summary of the material terms and conditions of such Superior Proposal (it being understood that any amendment to the financial terms or any other material amendments of such Superior Proposal shall require a new written notice by the Company and a new notice period and the provisions of clauses (ii) and (iii) below shall apply mutatis mutandis except that, in the case of such a new notice, all references to three Business Days in this Section 5.4(d) shall be deemed to be two Business Days);

(ii)          to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and its Representatives during such applicable period, to enable Parent to effect revisions to the terms and conditions of this Agreement that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, would cause the Company Board to no longer believe that the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law; and

(iii)          if Parent makes a proposal during such applicable period to adjust the terms and conditions of this Agreement or the Financing Commitments, the Company Board after taking into consideration the adjusted terms and conditions of this Agreement or the Financing Commitments as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal, if applicable, and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law.

(e)          The Company promptly (and in any event within 24 hours of receipt) shall advise Parent orally and in writing of the receipt by any Company Entity or its Representative of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to the Company Entities or Joint Ventures, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request.  The Company shall keep Parent reasonably informed in all material respects on a reasonably current basis (and in any event no later than 8:00 p.m. Eastern time on the next Business Day) of the material terms and status (including any change to the terms thereof) of any Acquisition Proposal.  Without limiting the foregoing, the Company shall notify Parent in writing promptly (and in any event within 24 hours) after it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.

(f)          Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Intervening Event, the Company Board may, at any time prior to the Company Shareholders Meeting, make an Adverse Recommendation Change if all of the following conditions are met:

(i)          the Company shall have (A) provided to Parent three Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to make an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such three Business Day period to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the failure of the Company Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law; and

(ii)          the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law.

(g)          Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e‑2(a), Rule 14d‑9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law, it being understood, however, that this clause (ii) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change or authorize the termination of this Agreement pursuant to Section 7.1(c)(ii) except, in each case, to the extent permitted by Section 5.7(d) or Section 5.7(f).

(h)          As used in this Agreement:

(i)          “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company Entities, taken as a whole (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company, in each case other than the Merger.

(ii)          “Intervening Event” means a material effect that (A) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Company Board prior to the Company Shareholders Meeting and (B) does not relate to an Acquisition Proposal, but excluding (1) events or circumstances solely related to Parent or Merger Sub or any of their Affiliates, (2) any change in the trading price or trading volume of the Company’s securities on any national securities exchange or other trading market (provided that the exception in this clause (2) shall not prevent or otherwise affect the event or circumstance underlying such change from being taken into account) or (3) any matter contemplated by Section 5.7, including any noncompliance with Section 5.7 or any consequence thereof.

(iii)          “Superior Proposal” means any bona fide written Acquisition Proposal (A) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such proposal, and this Agreement and (B) that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors is reasonably capable of being completed, taking into account all financial, regulatory (including the likelihood and timeliness of receiving regulatory approvals), legal and other aspects of such proposal and all changes committed to in writing by Parent to adjust the terms and conditions of this Agreement and the Financing Commitments; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Section 5.5          Preparation of Proxy Statement; Shareholders’ Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement (but no later than 45 days following the date of this Agreement), the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand.

(b)          As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(d) or Section 5.4(f), include in the Proxy Statement the Company Board Recommendation and solicit, and use its reasonable best efforts to obtain, the Company Shareholder Approval at the Company Shareholders Meeting (including by soliciting proxies in favor of the approval of this Agreement); provided, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (but not beyond the Outside Date) (i) if in the good faith judgment of the Company Board or any committee thereof (after consultation with its outside legal counsel and with Parent) such delay or postponement is reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company in a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Shareholder Approval at the Company Shareholders Meeting, or (iii) to the extent required by applicable Law (it being understood that the Company may not postpone or adjourn the Company Shareholders Meeting more than two times or for more than 45 calendar days in total pursuant to clauses (i) and (ii) without Parent’s prior written consent).  The date of the Company Shareholders Meeting and the record date therefor shall be set in consultation with Parent.  The Company shall keep Parent updated with respect to proxy solicitation efforts and tallies as reasonably requested by Parent.

(c)          Notwithstanding anything to the contrary herein, unless the Company Board has made an Adverse Recommendation Change, prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the shareholders of the Company, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon.

Section 5.6          Access to Information; Confidentiality.

(a)          From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to Parent reasonable access during normal business hours, consistent with applicable Law (including any Public Health Measures), to the Company Entities’ officers, employees, properties, offices, other facilities and books and records, and shall furnish Parent with (i) to the extent not publicly available, a copy of each material filing made by any Company Entity during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC, the NJBPU or any other Governmental Entity and (ii) all other material financial, operating and other data and information, in each case as Parent shall reasonably request in writing (it being agreed, however, that without the Company’s prior written consent, the foregoing shall not permit Parent or its officers, employees or representatives to conduct any environmental testing or sampling, including facility surface and subsurface soils and water, air or building materials).  Notwithstanding the foregoing, (i) any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company Entities or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company Entities of their normal duties and (ii) Parent and its representatives acting on Parent’s behalf shall not contact any officers or employees of the Company other than the officers and employees set forth on Section 5.6 of the Company Disclosure Letter (the “Company Representatives”) without the prior written consent of a Company Representative.  No Company Entity shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third-party (provided, that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information and shall otherwise use good faith efforts to communicate the information without breaching such agreement), (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by any Company Entity (provided, that the Company shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege or other privilege), (iii) is commercially sensitive (as determined in the Company’s reasonable discretion) or (iv) otherwise violate any applicable Law.

(b)          EXCEPT FOR INCIDENTS CAUSED BY THE COMPANY’S OR ITS AFFILIATE’S WILLFUL MISCONDUCT, PARENT SHALL INDEMNIFY THE COMPANY AND ITS AFFILIATES AND REPRESENTATIVES FROM, AND HOLD THE COMPANY AND ITS AFFILIATES AND REPRESENTATIVES HARMLESS AGAINST, ANY AND ALL CLAIMS, LOSSES, LIABILITIES, DAMAGES, JUDGMENTS, INQUIRIES, FINES AND REASONABLE FEES, COSTS, EXPENSES, INCLUDING ATTORNEYS’ FEES AND DISBURSEMENTS, AND THE COST OF ENFORCING THIS INDEMNITY ARISING OUT OF OR RESULTING FROM ANY ACCESS PROVIDED PURSUANT TO THIS SECTION 5.6.

(c)          Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company Entities furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated December 10, 2021, between IIF Acquisitions LLC and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(d)          Notwithstanding the foregoing, nothing in this Section 5.6(d) shall limit any customary disclosures made by Parent and its Affiliates to the Debt Financing Sources, rating agencies, prospective Debt Financing Sources, underwriters, initial purchasers, solicitation agents, lenders (and related agents) or otherwise in connection with efforts or activities by Parent or the Debt Financing Sources to obtain the Debt Financing or under the Debt Letters or any alternative equity or debt financings, all or a portion of which (i) will be used to fund the Merger Consideration or (ii) is intended to fund the operations of the Company Entities after the Closing; provided, further, that the recipients of such information and any other information contemplated to be provided by the Company pursuant to Section 5.12, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

Section 5.7          Further Action; Regulatory Approvals; Required Actions.

(a)          Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) to consummate the Merger and the other transactions contemplated by this Agreement, including:  (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act; (ii) obtaining the other Required Approvals and all other authorizations, consents and other approvals of Governmental Entities or third parties that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby, including with respect to any such authorizations, consents and other approvals that any of the parties are notified by any Governmental Entity are necessary in connection with the Merger and the other transactions contemplated hereby, provided, that Parent shall not be required to, and the Company shall not without Parent’s prior written consent, make, or commit or agree to make, any concession or payment to, or incur any obligation to, any Person to obtain any such Required Approvals or other authorizations, consents or approvals or make, or commit or agree to make, any such concession or payment to, or incur any such obligation that is not conditioned on the consummation of the Merger and (iii) executing and delivering any additional instruments that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby.

(b)          In furtherance and not in limitation of the provisions of Section 5.7(a), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, as applicable, agrees to:

(i)          make or cause to be made, in consultation and cooperation with the other, at a mutually agreeable time after the date of this Agreement and in any event by no later than 75 days from the date of this Agreement (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger and (2) all other necessary filings with other Governmental Entities under any other Antitrust Law;

(ii)          other than those filings referenced in clause (i), make or cause to be made, as promptly as reasonably practicable after the date of this Agreement and in any event within 60 days after the date of this Agreement, which may be extended by mutual agreement of the parties, all necessary filings with other Governmental Entities relating to the Merger, including any such filings necessary to obtain any other Required Approval;

(iii)          furnish to the other all assistance, cooperation and information reasonably required for any such filing and in order to achieve the effects set forth in this Section 5.7;

(iv)          unless prohibited by applicable Law or by a Governmental Entity, give the other party reasonable prior notice of any such filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 5.7) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such filing or communication;

(v)          provide any information reasonably requested by any Governmental Entity in connection with any review or investigation of the Merger and the other transactions contemplated by this Agreement; provided, that with respect to the Required Approvals, neither party shall be prevented from filing reasonable objections to discovery requests in any contested proceeding relating to obtaining such Required Approval;

(vi)          respond as promptly as reasonably practicable to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other party;

(vii)          unless prohibited by applicable Law or a Governmental Entity, to the extent reasonably practicable, (A) not participate in or attend any meeting or engage in any substantive conversation with any Governmental Entity in respect of the Merger or other transactions contemplated hereby without the other party, (B) to the extent reasonably practicable, give the other reasonable prior notice of, and summaries after (if applicable), any such meeting or conversation and, in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (C) cooperate in the filing of any substantive memoranda, white papers, filings, pleadings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity or any intervenor in any proceeding relating to a Required Approval and (D) furnish the other party with copies of all substantive correspondence, filings and communications between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger; provided, that the parties shall be permitted, to the extent permitted by applicable Law or a Governmental Entity, to designate any correspondence, filing or communication as “outside counsel only” to the extent such correspondence, filing or communication contains commercially sensitive information and the receiving outside counsel shall not provide these materials to the party it represents.

(c)          Neither party will, and each party will cause its Affiliates not to, in each case without the prior written consent of the other party, acquire, or enter into any agreement to acquire, any Person or business if the proposed acquisition would reasonably be expected to prevent or materially impede, interfere with or delay beyond the Outside Date, the receipt of any approval of any Governmental Entity contemplated by this Section 5.7.  In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 5.7, Parent shall use its reasonable best efforts to avoid or eliminate each and every impediment that may be asserted by a Governmental Entity so as to enable the Closing to occur as soon as reasonably possible, which such reasonable best efforts shall include the following:

(i)          defending any Action, including appeals, asserted in any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing;

(ii)          proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Affiliates or the Company, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(iii)          agreeing to any limitation on the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation); and

(iv)          agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (A) obtaining all Required Approvals before the Outside Date, (B) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any decision, verdict, judgment, order, decree, ruling, writ, subpoena, assessment or arbitration award of a Governmental Entity, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing and (C) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

provided, that the provisions of this Section 5.7 or any other provision of this Agreement shall not be construed to (i) require Parent, Merger Sub or any Affiliate of Parent or (ii) permit the Company without the prior written consent of Parent, to undertake any efforts or take any action, including proposing, negotiating, committing to, effecting, or accepting any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions (including the sale, divestiture, licensing or disposition of assets or businesses of Parent or its Affiliates or the Company, by consent decree, hold separate order or otherwise), if the taking of such efforts or action, individually or in the aggregate, has resulted or would reasonably be expected to result in a Burdensome Condition.

(d)          Notwithstanding anything in this Section 5.7 or any other provision of this Agreement to the contrary, subject to applicable Law, Parent shall have primary responsibility for, and shall take the lead in, scheduling and conducting any meeting with any Governmental Entity or any intervenor in any proceeding relating to a Required Approval, coordinating and making any applications and filings with, and communicating with and resolving any investigation or other inquiry of, any agency or other Governmental Entity, and determining the strategy and timing for, and making all material decisions relating to, obtaining the Required Approvals and other approvals from any Governmental Entity or other Person necessary, proper or advisable to consummate the Merger; provided, that Parent agrees to consult with the Company reasonably in advance of taking any such action and consider in good faith the Company’s views and recommendations with respect thereto and keep the Company apprised of proposed strategy and other decisions.  Parent shall promptly notify the Company and the Company shall notify Parent of any notice or other communication from any Person alleging that such Person’s consent is or may be required in connection with the Merger.

(e)          Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

(f)          Parent shall pay all filing fees and other charges for the filings required under this Section 5.7 by the Company and Parent.

Section 5.8          Employment and Employee Benefits Matters; Other Plans.

(a)          Without limiting any additional rights that any current or former employee of any Company Entity (each, a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), to maintain for any Company Employee (i) a substantially similar work location as held by the Company Employee immediately prior to the Effective Time (subject to Parent’s ability to require any Company Employee who is working remotely to return to in-person work at the Company Employee’s applicable office location), (ii) a base salary or wage rate that is, as applicable, no less favorable than that provided to the Company Employee immediately prior to the Effective Time, (iii) aggregate cash incentive compensation opportunities (such term to include bonus opportunities and commissions) that are substantially comparable, in the aggregate, to those provided to the Company Employee immediately prior to the Effective Time and (iv) employee health, welfare and retirement benefits provided under Company Plans that are substantially comparable in the aggregate to those provided to such Company Employees immediately prior to the Effective Time.

(b)          Without limiting any additional rights that any Company Employee may have under any Company Plan, during the Continuation Period, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries to (i) maintain post-retirement welfare benefits that are substantially comparable in the aggregate to those post-retirement welfare benefits that the Company’s current or former employees are entitled to receive under the Company’s post-retirement welfare arrangements that are in place as of the Effective Time and (ii) maintain the severance-related provisions of existing Company Plans and to provide 100% of the severance payments and benefits required thereunder to be provided to any Company Employee terminated during the Continuation Period.

(c)          With respect to each Company Employee who is covered by a Company Union Contract (each, a “Represented Employee”), Parent shall, or shall cause the Surviving Corporation to, continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable Company Union Contract and applicable Law).  The provisions of this Section 5.8 shall be subject to any applicable provisions of the Company Union Contracts and applicable Law in respect of such Represented Employee, to the extent the provisions of this Section 5.8 are inconsistent with or otherwise in conflict with the provisions of any such Company Union Contract or applicable Law.

(d)          As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility, vesting, level of benefits and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans or entitlement to benefits under any retiree health or welfare plan), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company under the Company Plans immediately prior to the Effective Time and except to the extent doing so would result in a duplication of benefits.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar Company Plans prior to the Effective Time.

(e)          Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan, (ii) obligate Parent or the Surviving Corporation to maintain any particular benefit plan or arrangement or (iii) prevent Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement.  Nothing herein is intended to provide any Company Employee any third party beneficiary rights under this Agreement.  Nothing contained herein shall alter the at-will employment relationship of any Company Employee.

Section 5.9          Takeover Laws.  If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Board of Directors shall take all actions necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.10          NYSE Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.11          Financing.

(a)          To the extent the proceeds of the Debt Financing are required to consummate the Merger and the other transactions contemplated hereby, Parent shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Affiliates that control, directly or indirectly, Parent or any of its Affiliates that are a party to the Debt Letters (the “Specified Affiliates” ) to, consummate the Debt Financing on the terms and conditions thereof (as the same may be amended or otherwise modified in accordance with the terms of this Section 5.11 and including any “market flex” provisions thereof) on or prior to the Closing Date, including (i) (1) maintaining in effect the Debt Letters and complying with all of their respective obligations thereunder to the extent required as a condition to the Debt Financing and (2) negotiating, entering into and delivering definitive agreements with respect to the Debt Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions thereof) (or with other terms agreed by Parent and the Debt Financing Sources, subject to the restrictions on amendments and other modifications of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are applicable to Parent and the Specified Affiliates that are within their control.

(b)          To the extent the proceeds of the Debt Financing are required to consummate the Merger and the other transactions contemplated hereby: (i) in the event that all conditions set forth in Sections 6.1 and 6.3 have been satisfied or waived or, upon funding shall be satisfied or waived, Parent shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause the Specified Affiliates to, cause the Debt Financing Sources to fund the Debt Financing in accordance with its terms on the Closing Date, (ii) Parent shall not, and shall cause the Specified Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Letters or in any definitive agreement related to the Debt Financing and (iii) Parent shall not, and shall cause the Specified Affiliates not to, object to the utilization of any “market flex” provisions by any Debt Financing Source.

(c)          Upon request by the Company from time to time, Parent shall keep the Company reasonably informed on a current and timely basis of the status of Parent’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Debt Financing, providing copies of substantially final drafts of the credit agreement and other primary definitive documents and giving the Company prompt notice if Parent receives written notice of any material breach or default (or alleged or purported material breach or default) by any party to the Debt Letters of which Parent has become aware or any termination or repudiation (or alleged or purported termination or repudiation) of the Debt Letters.

(d)          Parent may amend, modify, terminate, assign, replace or agree to any waiver under the Debt Letters (including to add lenders, arrangers, agents, bookrunners, managers and other financing sources) without the prior written approval of the Company; provided, that Parent shall not, without Company’s prior written consent, permit any such amendment, modification, assignment, termination, replacement or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (1) reduce the aggregate amount of the Debt Financing such that the aggregate funds that would be available to Parent on the Closing Date, together with the Contribution (as defined in the Equity Commitment Agreement) under the Equity Commitment Agreement by the Sponsor, would not be sufficient to pay the Merger Consideration or (2) impose new or additional conditions to the Debt Financing or otherwise expand, amend, modify or waive any provision of the Debt Letters in a manner that in any such case would reasonably be expected to (A) materially delay or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) adversely affect in any material respect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby.  For purposes hereof, (1) the term “Debt Financing” shall be deemed to include the financing contemplated by the Debt Letters, as amended, replaced, supplemented, modified or waived in accordance with this Section 5.11(d) or Section 5.11(e), and (2) the term “Debt Letters” shall be deemed to include the Debt Letters as may be amended, replaced, supplemented, modified or waived in accordance with this Section 5.11(d) or Section 5.11(e) and any commitment letters and/or fees letters related to any Substitute Financing.  Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters (provided, that any fee letter may be redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions (none of which could affect the conditionality, principal amount or availability of the Debt Financing)).

(e)          If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable except as a result of a reduction in commitments under the Debt Letters as permitted under Section 5.11(d), to the extent the proceeds of the Debt Financing are required to consummate the Merger and the other transactions contemplated hereby, Parent shall, and shall cause the Specified Affiliates to, as promptly as practicable following the occurrence of such event, (i) notify the Company in writing thereof, (ii) use its reasonable best efforts to obtain substitute financing sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms and otherwise on conditions no less favorable in the aggregate to Parent than as set forth in the Debt Commitment Letter as of the date hereof (the “Substitute Financing”) and (iii) use its reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex” and other economic provisions (none of which could affect the conditionality, principal amount or availability of the Debt Financing)) and related definitive financing documents with respect to such Substitute Financing; provided, that Parent shall not be required to obtain financing that includes terms and conditions materially less favorable (taking into account any “market flex” provision) to Parent (as determined in the reasonable judgment of Parent) relative to those in the Debt Financing being replaced.

(f)          Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Debt Financing, any Substitute Financing or any other financing.

(g)          To the extent necessary for Parent to fulfill its obligations under this Agreement, Parent shall promptly take all actions to cause the funding of the Contribution (as defined in the Equity Commitment Agreement) under the Equity Commitment Agreement by the Sponsor, including the commencement of litigation against the Sponsor, solely to the extent the conditions to the funding of the Contribution by the Sponsor pursuant to the Equity Commitment Agreement have been satisfied in accordance with the terms thereof.  Notwithstanding anything in this Agreement to the contrary, Parent shall not amend, modify or supplement any of the terms or conditions of (or otherwise waive any rights under) the Equity Commitment Agreement or otherwise terminate the same without the prior written consent of the Company.

Section 5.12          Financing Cooperation.

(a)          From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article VII), subject to the limitations set forth in this Section 5.12, and unless otherwise agreed by Parent, the Company will, and will use its reasonable best efforts to cause its Representatives to, use its or their reasonable best efforts to cooperate with Parent in a timely manner as reasonably requested by Parent in connection with Parent’s arrangement of the Debt Financing (it being agreed that, solely for purposes of this Section 5.12 and the use of the term Debt Financing Source in this Section 5.12, “Debt Financing” shall include any alternative equity or debt financings (i) all or a portion of which will be used to fund the Merger Consideration or (ii) which is intended to fund the operations of the Company Entities after the Closing).  Such cooperation will include:

(i)          using reasonable best efforts to cooperate with the marketing efforts of Parent for all or any part of the Debt Financing, including making appropriate officers reasonably available, with appropriate advance notice, for participation in lender or investor meetings, due diligence sessions, meetings with ratings agencies and road shows, and reasonable assistance in the preparation of confidential information memoranda, private placement memoranda, prospectuses, lender and investor presentations, and similar documents as may be reasonably requested by Parent or any Debt Financing Source, in each case, with respect to information relating to the Company in connection with such marketing efforts;

(ii)          furnishing Parent and the Debt Financing Sources with the Required Financial Information and any other information with respect to the Company as is reasonably requested by Parent or any Debt Financing Source and is customarily (A) required for the marketing, arrangement and syndication of financings similar to the Debt Financing or (B) used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to the Debt Financing; provided, that, the Company will use its reasonable best efforts to update such Required Financial Information provided to Parent pursuant to Section 5.12 as may be necessary so that such Required Financial Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not materially misleading;

(iii)          requesting that the Company’s independent accountants participate in drafting sessions and accounting due diligence sessions and cooperate with the Debt Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or in connection with a customary offering of securities, including the type described in the Debt Commitment Letter, consistent with their customary practice, including requesting that they provide customary consents and comfort letters (including “negative assurance” comfort) to the extent required in connection with the marketing and syndication of the Debt Financing (including as set forth in the Debt Letters as in effect on the date of this Agreement) or as are customarily required in an offering of securities of the type contemplated by the Debt Financing;

(iv)          providing customary authorization and representation letters related to the Debt Financing and obtaining or providing certificates as are customary in financings of such type and other customary documents (other than legal opinions) relating to the Debt Financing as reasonably requested by Parent;

(v)          furnishing all documentation and other information required by a Governmental Entity or any Debt Financing Source under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), and/or the requirements of 31 C.F.R. § 1010.230 at least five Business Days prior to the anticipated Closing Date to the extent reasonably requested by Parent at least 10 Business Days prior to the anticipated Closing Date;

(vi)          using reasonable best efforts to assist Parent in obtaining any credit ratings from rating agencies contemplated by the Debt Letters;

(vii)          using reasonable best efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be requested by Parent in connection with the Debt Financing;

(viii)          taking all reasonable and customary organizational action, subject to the occurrence of the Closing, reasonably requested by Parent and necessary to permit and/or authorize the consummation of the Debt Financing;

(ix)          to the extent reasonably requested by Parent, making available appropriate members of senior management of the Company to assist in the negotiation of financing agreements and other documents and instruments; and

(x)          using reasonable best efforts to cooperate with Parent and the Debt Financing Sources in connection with the payoff, redemption, satisfaction and discharge, defeasance, amendment or other modification of existing indebtedness of any Company Entity identified on Section 4.7 of the Company Disclosure Letter, whether in the form of any amendment, tender offer, change of control offer, exchange offer, redemption, satisfaction and discharge, consent solicitation, or otherwise; provided, that such reasonable best efforts shall not require any Company Entity to pay any amendment, waiver, consent or similar fees or any amounts in respect of any repayment, redemption, satisfaction and discharge or  exchange of any such indebtedness.  Notwithstanding anything to the contrary in this Agreement, for the avoidance of doubt, the consummation of any transaction described in this clause (x) shall not be a condition to Closing;

provided, that nothing in this Agreement shall require the Company to cause the delivery of (1) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for the Debt Financing, other than as contemplated by Section 5.12(a)(iv) or (2) any pro forma financials or other financial information in a form not customarily prepared by the Company with respect to such period.

(b)          Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.12): (i) nothing in this Agreement (including this Section 5.12) shall require any such cooperation to the extent that it would (1) require any Company Entity to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing, (2) unreasonably interfere with the ongoing business or operations of any Company Entity, (3) require any Company Entity to enter into or approve any agreement or other documentation effective prior to the Closing, (4) result in any conflict with the Company Charter, the Company Bylaws or the Organizational Documents of any of the Company’s Subsidiaries, (5) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time or both) under, any Contract to which any Company Entity is a party, including this Agreement, (6) reasonably be expected to result in a violation of applicable Law (including with respect to privacy of employees) or (7) reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of any Company Entity or Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary authorization and representation letters) shall be effective until the Closing.  The Surviving Corporation will comply with its post-Closing payment obligations under the Purchase Contract and Pledge Agreement, dated as of March 22, 2021, between the Company and U.S. Bank National Association, as purchase contract agent, collateral agent, custodial agent and securities intermediary, subject to the terms and conditions of such agreement.  The Company hereby consents to the use of its logos in connection with the Debt Financing in a form and manner mutually agreed with the Company; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or the reputation or goodwill of any of the foregoing.

(c)          PARENT SHALL (I) PROMPTLY UPON REQUEST BY THE COMPANY, REIMBURSE THE COMPANY FOR ALL OF ITS REASONABLE AND DOCUMENTED OUT-OF-POCKET FEES AND EXPENSES (INCLUDING REASONABLE AND DOCUMENTED FEES AND EXPENSES OF COUNSEL AND ACCOUNTANTS) INCURRED BY THE COMPANY, ITS SUBSIDIARIES OR ANY OF ITS OR THEIR REPRESENTATIVES IN CONNECTION WITH ANY COOPERATION CONTEMPLATED BY THIS SECTION 5.12 AND (II) INDEMNIFY AND HOLD HARMLESS THE COMPANY, ITS SUBSIDIARIES AND ITS AND THEIR REPRESENTATIVES AGAINST ANY CLAIM, LOSS, DAMAGE, INJURY, LIABILITY, JUDGMENT, AWARD, PENALTY, FINE, COST (INCLUDING COST OF INVESTIGATION), EXPENSE (INCLUDING REASONABLE AND DOCUMENTED FEES AND EXPENSES OF COUNSEL AND ACCOUNTANTS) OR SETTLEMENT PAYMENT INCURRED AS A RESULT OF, OR IN CONNECTION WITH, SUCH COOPERATION OR THE DEBT FINANCING AND ANY INFORMATION USED IN CONNECTION THEREWITH OTHER THAN THOSE CLAIMS, LOSSES, DAMAGES, INJURIES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, COSTS, EXPENSES AND SETTLEMENT PAYMENT ARISING OUT OF OR RESULTING FROM THE GROSS NEGLIGENCE, FRAUD, BAD FAITH OR WILLFUL MISCONDUCT OF THE COMPANY OR ANY OF ITS REPRESENTATIVES AS FINALLY DETERMINED BY A COURT OF COMPETENT JURISDICTION.

Section 5.13          Indemnification, Exculpation and Insurance.

(a)          Without limiting any additional rights that any director or officer may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of any Company Entity (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of any Company Entity or with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof.  In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof within 10 Business Days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefor; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the NJBCA or the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) the Surviving Corporation shall cooperate in the defense of any such matter.

(b)          Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company Entities or in any indemnification agreement between such Indemnified Party and any Company Entity shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)          At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company Entities respect to matters arising on or before the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby.  If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.  Unless prior to the Effective Time the Company shall have purchased such “tail policy”, for a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company Entities or cause to be provided substitute policies (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance) or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, that prior to the Effective Time, the Company shall not, with respect to such tail prepaid policy, and after the Effective Time, Parent shall not be required to, pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)          Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.13 shall continue in effect until the final disposition of such Action.

(e)          The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  The provisions of this Section 5.13 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)          In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

Section 5.14          Rule 16b-3.  Prior to the Effective Time, the Company shall use commercially reasonable efforts to take all such steps as may be required to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger and the other transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b‑3 promulgated under the Exchange Act.

Section 5.15          Public Announcements.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, except (i) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system or (ii) with respect to any Adverse Recommendation Change or a Superior Proposal or any matter related to any of the foregoing, or at any time following, any Adverse Recommendation Change, (iii) with respect to any dispute between or among the parties regarding this Agreement, the Merger or the other transactions contemplated hereby or (iv) with respect to a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party in accordance with this Agreement, including in investor conference calls, SEC filings, Q&As or other publicly disclosed documents, in each case under this clause (iv), to the extent such disclosure is still accurate.  Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.  Nothing in this Section 5.15 shall limit the ability of any party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the Merger or the other transactions contemplated by this Agreement.

Section 5.16          Obligations of Merger Sub.  Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger.  Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.17          Proceedings.  Between the date of this Agreement and the Closing, any Company Entity may (a) initiate new rate cases or any other proceeding, or continue to pursue regulatory and other proceedings, in each case as set forth in Section 5.17(a) of the Company Disclosure Letter and (b) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (i) enter into any settlement or stipulation in respect of any Proceedings set forth in Section 5.17(b)(i) of the Company Disclosure Letter, (ii) initiate new rate cases or any other proceeding with Governmental Entities that would not reasonably be expected to affect the authorized capital structure or authorized return on equity of any Company Entity or materially affect the return on equity of any Company Entity and (iii) initiate any other proceeding with Governmental Entities in the ordinary course of business (the foregoing clauses (a) and (b)(ii) and (iii), collectively, the “Proceedings”); provided, that the Company shall (A) keep Parent informed as promptly as reasonably practicable of any material communications or meetings with any Governmental Entity with respect to Proceedings and shall provide copies of any written communications or materials and (B) consult with Parent and give Parent a reasonable opportunity, within time constraints imposed in such Proceedings, to comment on material written communications or materials submitted to any Governmental Entity, in each case with respect to any Proceedings, which the Company shall consider in good faith.  If a Proceeding is combined with any proceeding relating to obtaining any Required Approval, the provisions of Section 5.7 will apply with respect to such Proceeding.

Section 5.18          Transaction Litigation.  The Company shall promptly notify Parent of any shareholder litigation arising from this Agreement or the Merger that is brought against any Company Entity or members of the Company Board (“Transaction Litigation”).  The Company shall reasonably consult with Parent with respect to the defense or settlement of any Transaction Litigation and shall not settle any Transaction Litigation without Parent’s consent (not to be unreasonably withheld, conditioned or delayed).

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)          No Injunctions or Legal Restraints; Illegality.  No restraining order, injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition, whether preliminary, temporary or permanent, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)          Regulatory Approvals.  (i) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger and the other transactions contemplated by this Agreement shall have expired or been terminated and (ii) each of the other Required Approvals shall have been obtained and such approvals shall have become Final Orders.  For purposes of this Section 6.1(c), a “Final Order” means a written order by the relevant Governmental Entity that (i) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, (ii) with respect to which, if applicable, any mandatory waiting period prescribed by Law before the Merger may be consummated has expired or been terminated, and (iii) as to which all conditions to the consummation of the Merger prescribed by Law have been satisfied.

Section 6.2          Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate.  The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3          Conditions to the Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b), shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.3, Section 3.19 and Section 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of the Company set forth in Section 3.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date and (iv) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a), 6.3(b) and 6.3(e).

(d)          Absence of Burdensome Condition.  No Law, order, filing or consent with any Governmental Entity or Required Approval shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions (including the sale, divestiture, licensing or disposition of assets or businesses of Parent or its Affiliates or the Company, by consent decree, hold separate order or otherwise) that, individually or in the aggregate, constitute, or would reasonably be expected to constitute, a Burdensome Condition.

(e)          Absence of Company Material Adverse Effect.  Since the date of this Agreement, no Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and be continuing.

Section 6.4          Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company:

(i)          if the Merger shall not have been consummated on or before February 23, 2023 (the “Outside Date”); provided that if, prior to the Outside Date, all of the conditions to the Closing set forth in Article VI have been satisfied or waived, as applicable, or shall then be capable of being satisfied (except for any conditions set forth in Section 6.1(b), Section 6.1(c) and those conditions that by their nature are to be satisfied at the Closing), either the Company or Parent may, prior to 5:00 p.m. Eastern time on February 23, 2023, deliver written notice to the other to extend the Outside Date to May 23, 2023 (and if so extended, such later date being the Outside Date); provided, further, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date and such action or failure to perform constitutes a breach of this Agreement;

(ii)          if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have sought to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.7; or

(iii)          if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken;

(c)          by the Company:

(i)          if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by the Outside Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii)          in order to enter into a transaction that is a Superior Proposal, if prior to the receipt of the Company Shareholder Approval, (A) the Company has complied in all material respects with its obligations under Section 5.4 and (B) prior to or concurrently with such termination, the Company pays the fee due under Section 7.3; or

(iii)          if (1) all of the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived in accordance with this Agreement (except for those conditions that by their terms are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.2, (3) the Company shall have delivered to Parent an irrevocable written notice that it stands ready, willing and able to consummate the Closing, and (4) Parent and Merger Sub fail to consummate the Closing within four Business Days following their receipt of written notice from the Company requesting such consummation; or

(d)          by Parent:

(i)          if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by the Outside Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)          if the Company Board shall have effected an Adverse Recommendation Change; provided, that Parent shall not have the right to terminate this Agreement under this Section 7.1(d)(ii) after the Company Shareholder Approval is obtained at the Company Shareholders Meeting.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other parties.

Section 7.2          Effect of Termination.  In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Sections 3.21 and 4.10 (Brokers), (ii) Section 5.6(b) (Access to Information; Confidentiality), Section 5.12(c) (Financing Cooperation), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof; provided, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of a willful breach of this Agreement prior to such termination.

Section 7.3          Fees and Expenses.

(a)          Except as otherwise provided in Section 5.6(b), Section 5.7(f), Section 5.12(c) and this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)          In the event that:

(i)          this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) (but only if the Parent Termination Fee is not also payable under Section 7.3(c) below) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(d)(i) and (A) at any time after the date of this Agreement and prior to the termination under Section 7.1(d)(i) or 7.1(b)(i) or the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been publicly announced or publicly made known to the shareholders of the Company, and not publicly withdrawn prior to such termination under Section 7.1(d)(i) or Section 7.1(b)(i) or such vote to approve this Agreement under Section 7.1(b)(iii), as applicable and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)          this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii)          this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii),

then, in any such case, the Company shall pay Parent a termination fee of $140,000,000 (the “Company Termination Fee”).  Payment of the Company Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the earlier of (A) the date the Company shall have entered into a definitive agreement with respect to or (B) the date the Company shall have consummated, an Acquisition Proposal in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i), (ii) prior to or concurrently with such termination in the case of a termination by the Company pursuant to Section 7.1(c)(ii) or (iii) not later than the second Business Day after termination, in the case of termination by Parent pursuant to Section 7.1(d)(ii).

(c)          In the event that:

(i)          either Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(i) and, at the time of such termination, any of the conditions set forth in Section 6.1(c), Section 6.3(d) or, in connection with the Required Approvals, Section 6.1(b) shall have not been satisfied;

(ii)          either Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(ii) (if, and only if, the applicable legal restraint giving rise to such termination arises in connection with the Required Approvals); or

(iii)          the Company terminates this Agreement pursuant to Section 7.1(c)(i) based on a failure by Parent to perform its covenants or agreements under Section 5.7,

and in each case of the foregoing clauses (i), (ii) and (iii), at the time of such termination, all other conditions to the Closing set forth in Section 6.1(a), Section 6.1(b) (other than with respect to legal restraints arising in connection with the Required Approvals), Section 6.3(a), Section 6.3(b) and Section 6.3(c), Section 6.3(e) shall have been satisfied or waived (except for (1) those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or would be capable of being satisfied if the Closing Date were the date of such termination or (2) those conditions that have not been satisfied as a result of a breach of this Agreement by Parent or Merger Sub); or

(iv)          the Company terminates this Agreement pursuant to Section 7.1(c)(iii),

then, in any such case, Parent shall pay to the Company the Parent Termination Fee (to an account designated in writing by the Company).  Payment of the Parent Termination Fee shall be made prior to or concurrently with such termination of this Agreement by Parent or no later than three Business Days after the date of the a termination by the Company.

(d)          The parties acknowledge that the agreements contained in Section 7.3(b) and 7.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If Parent fails to promptly pay an amount due pursuant to Section 7.3(c) or the Company fails to promptly pay an amount due pursuant to Section 7.3(b) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences an Action that results in a judgment against the Company for the amount set forth in Section 7.3(b) or any portion thereof, or a judgment against Parent for the amount set forth in Section 7.3(c), or any portion thereof, the Company shall pay to Parent, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the U.S. prime rate as quoted by The Wall Street Journal in effect on the date such payment was required to be made.  Any amount payable pursuant to Section 7.3(b) or Section 7.3(c) shall be paid by the applicable party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 7.3(b) or Section 7.3(c), as applicable.

(e)          Each of the parties acknowledges and agrees that the Company Termination Fee or the Parent Termination Fee, as applicable, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company in the circumstances in which such Company Termination Fee or Parent Termination Fee, as applicable, is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.  As such, (i) without limiting the rights of the Company under Section 8.10, and the reimbursement obligations hereunder, prior to the termination of this Agreement, if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 7.3(c), upon payment of the Parent Termination Fee, and, if applicable, the costs and expenses of the Company pursuant to Section 7.3(d) in accordance herewith, Parent and any of its Affiliates and Representatives shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or the holders of the Shares, and payment of the applicable fee and such costs and expenses by Parent shall be the Company’s sole and exclusive remedy against Parent, any of its Affiliates and Representatives and against the Debt Financing Related Parties for any Action, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company or any other Person in connection with this Agreement, the Debt Letters, the Equity Commitment Agreement, the transactions contemplated hereby or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), including against any Debt Financing Related Party, and (ii) without limiting the rights of Parent and Merger Sub under Section 8.10, and the reimbursement obligations hereunder, if this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 7.3(b), upon payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 7.3(d) in accordance herewith, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee and such costs and expenses by the Company shall be Parent’s sole and exclusive remedy for any Action, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).  The parties acknowledge and agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion.

Section 7.4          Amendment or Supplement.  This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.  No adverse amendments to or waivers of any Debt Financing Source Provision or amendments to the definitions of “Debt Financing Sources” or “Debt Financing Related Parties” shall be effective without the prior written consent of the Debt Financing Sources.

Section 7.5          Extension of Time; Waiver.  At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand may (with respect to the Company, by action taken or authorized by its Board of Directors), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1          Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by electronic mail (notice deemed given upon transmission; provided, that no “bounceback” or notice of non-delivery is received), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)          if to Parent, Merger Sub or the Surviving Corporation, to:

NJ Boardwalk Holdings LLC
c/o J.P. Morgan Asset Management
277 Park Avenue, 22nd Floor
New York, NY 10172
Attention:  Amanda Wallace
E-mail:  amanda.wallace@jpmorgan.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
Attention:  Jeremy D. London; Paul S. Kraske
E-mail:     jeremy.london@skadden.com
paul.kraske@skadden.com

(ii)          if to Company, to:

South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037
Attention:  Eric Stein
E-mail:  estein@sjindustries.com

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:  Saee Muzumdar; George Stamas; Andrew Kaplan
E-mail:     smuzumdar@gibsondunn.com
gstamas@gibsondunn.com
akaplan@gibsondunn.com

Section 8.3          Certain Definitions.  For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

Section 8.4          Interpretation.  When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement.  The term “or” is not exclusive.  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  The phrase “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of business, consistent with past practice; provided, that any commercially reasonable action taken, or omitted to be taken, that relates to, or arises out of, any pandemic, endemic or disease outbreak (including COVID-19 or any worsening threat) shall be deemed to be in the ordinary course of business.  References to days mean calendar days unless otherwise specified.  Any (i) Contract referred to herein or in the Company Disclosure Letter means such Contract as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and (ii) Law defined or referred to herein means (1) such Law as from time to time amended, modified or supplemented prior to the date hereof, unless otherwise specifically indicated, and (2) any rules and regulations promulgated under such Law by a Governmental Entity.

Section 8.5          Entire Agreement.  This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Debt Letters and the Equity Commitment Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6          Parties in Interest.  This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.13 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof and (b) if the Effective Time occurs, (i) the right of the holders of Shares to receive the Merger Consideration and (ii) the rights of holders of Company RSUs and Company PSUs to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.  Each of the Debt Financing Sources and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (collectively, the “Debt Financing Related Parties”) shall be express third-party beneficiaries with respect to Section 7.3(e), the last sentence of Section 7.4, this Section 8.6, Section 8.7, Section 8.10, Section 8.13, Section 8.8(b) and Section 8.17 (collectively, the “Debt Financing Source Provisions”).

Section 8.7          Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New Jersey, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New Jersey.  Notwithstanding the foregoing sentence, except as otherwise set forth in (i) the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Debt Financing Related Parties in any way relating to the Debt Letters or the performance thereof or the Debt Financing shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York and (ii) the Equity Commitment Agreement as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the parties thereto in any way relating to the Equity Commitment Agreement or the performance thereof or the Equity Financing shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

Section 8.8          Submission to Jurisdiction.

(a)          Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the federal courts, or in the absence of federal jurisdiction, in state courts, in either case, in New Jersey.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement, the Merger and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New Jersey, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New Jersey as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, the Merger or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New Jersey as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)          Notwithstanding anything to the contrary in this Agreement (including this Section 8.8), each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Related Parties in any way relating to this Agreement, including any dispute arising out of or relating to the Debt Letters or the performance thereof or the Debt Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom).

Section 8.9          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that Parent may make an assignment of its rights (but not its obligations) under this Agreement to any Debt Financing Source without the prior written consent of the Company.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10          Enforcement.

(a)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and, subject to Section 8.10(b), the Equity Financing to enforce specifically the terms and provisions of this Agreement and, subject to Section 8.10(b), the Financing in the courts as described in Section 8.7, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party or parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b)          Notwithstanding anything to the contrary in Section 8.10(a), it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with terms of the Equity Commitment Agreement and to cause the consummation of the Merger, as applicable, to occur only if:

(i)          with respect to the consummation of the Merger (including the payment of the Merger Consideration and drawing down the Equity Financing related thereto), (A) all of the conditions set forth in Article VI have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), (B) to the extent the proceeds of the Debt Financing are required to consummate the Merger and the other transactions contemplated hereby, the Debt Financing or Substitute Financing is funded or the Debt Financing Sources have confirmed in writing that the Debt Financing or Substitute Financing will be funded at the Closing if the Equity Financing is funded at the Closing and (C) Parent fails to complete the Closing pursuant to and in accordance with Section 1.2; and

(ii)          the Company has irrevocably confirmed by written notice to Parent that (A) the Company is ready, willing and able to consummate the Merger and the other transactions contemplated hereby and (B) if specific performance is granted and the Equity Financing is funded, the Closing will occur substantially simultaneously with the drawdown of the Equity Financing.

(c)          For the avoidance of doubt, in no event shall the exercise of the any Company Entities’ right to seek specific performance pursuant to this Section 8.10 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to Article VII and/or pursue all applicable remedies at law, including seeking payment of the Parent Termination Fee. Notwithstanding the foregoing, while the Company may pursue both a grant of specific performance and payment of the Parent Termination Fee, in no event shall the Company be entitled to both a grant of specific performance and payment of the Parent Termination Fee.  As a result, the Company shall not be entitled to receive the Parent Termination Fee if the Company has been granted specific performance of this Agreement, the Closing actually occurs and Parent makes all of the payments contemplated by Article II.

(d)          Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent and Merger Sub together for any losses, damages, costs or expenses of the Company or its Affiliates related to the failure of the Merger and the other transactions contemplated by this Agreement, or a breach of this Agreement by Parent or Merger Sub or otherwise (including a willful breach by Parent or Merger Sub of this Agreement), shall be limited to an amount equal to: (i) the amount of the Parent Termination Fee, plus (ii) the aggregate amount of any expense reimbursement and indemnification obligations pursuant to Section 5.12(c), Section 5.6(b), and Section 7.3(d) (collectively, the “Liability Limitation”), and in no event shall any Company Entity or its Affiliates be entitled to money damages in excess of the Liability Limitation in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement or in respect of any other document, whether at law or equity, in contract, in tort or otherwise; provided, that this Section 8.10(d) shall not limit the Company’s ability to obtain specific performance in accordance with the terms of this Agreement.

Section 8.11          Currency.  All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12          Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13          Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE DEBT LETTERS, THE DEBT FINANCING OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING RELATED PARTIES.

Section 8.14          Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15          Facsimile or .pdf Signature.  This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16          No Presumption Against Drafting Party.  Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.17          Liability of Debt Financing Related Parties.  Notwithstanding anything to the contrary contained herein, the Company hereby waives any rights or claims against any Debt Financing Related Party in connection with this Agreement, the Debt Financing, the Debt Letters or the transactions contemplated hereby or thereby, and no Debt Financing Related Party shall have any rights or claims against the Company in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided, that following consummation of the Merger, the foregoing will not limit the rights of the parties to the Debt Financing under the Debt Letters.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NJ BOARDWALK HOLDINGS LLC

By:	/s/ Andrew Gilbert
Name: Andrew Gilbert
Title: Authorized Signatory

BOARDWALK MERGER SUB, INC.

By:	/s/ Andrew Gilbert
Name: Andrew Gilbert
Title: Authorized Signatory

SOUTH JERSEY INDUSTRIES, INC.

By:	/s/ Michael J. Renna
Name: Michael J. Renna
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

DEFINED TERMS

Section 1.1          Certain Defined Terms.  For purposes of this Agreement, each of the following terms has the meaning specified in this Section 1.1 of Exhibit A:

(a)          “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that for the avoidance of doubt, none of JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc. or any of their Affiliates is an Affiliate of Parent or Merger Sub.

(b)          “Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and all Laws of any jurisdiction applicable to the Company and its Affiliates concerning or relating to bribery or corruption.

(c)          “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(d)          “Burdensome Condition” means a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of (i) the Company Entities, taken as a whole, (ii) Parent and its Affiliates, taken as a whole or (iii) Parent and its Affiliates (including the Company Entities), taken as a whole, after giving effect to the Merger and the other transactions contemplated hereby (the “Combined Company”); provided, that for purposes of the foregoing clause (ii) and clause (iii), Parent and its Affiliates, taken as a whole, and the Combined Company, respectively, shall be deemed a consolidated group of entities of the size, scope and scale of a hypothetical company that is 100% of the size of the Company taken as a whole and with the business, assets, liabilities, financial condition and results of operations of the Company Entities, taken as a whole; provided, further, that all undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures or provisions shall be taken into account in determining whether there has been or is a Burdensome Condition.

(e)          “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New Jersey or New York are authorized or required by applicable Law to be closed.

(f)          “Company Commonly Controlled Entity” means any person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.
Exhibit A-1

(g)          “Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development (collectively, an “Effect”) that has or would reasonably be expected to have a material adverse effect on the business, properties, financial condition or results of operations of the Company; provided, that no Effect resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which the Company operates, including the gas supply, transmission or distribution industries (including, in each case, any changes in the operations thereof); (b) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (c) any failure in and of itself by the Company to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect); (d) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger, including (i) any action taken by the Company that is expressly required pursuant to this Agreement, or is consented to by Parent, or any action taken by Parent or any Affiliate thereof, to obtain any consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any Action arising out of or related to this Agreement (including shareholder litigation), (iii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (iv) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (e) any change or condition affecting the market for commodities, including any change in the price or availability of commodities; (f) any change in and of itself in the market price, credit rating or trading volume of Shares on the NYSE or any change affecting the ratings or the ratings outlook for the Company (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has or will be, a Company Material Adverse Effect); (g) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, cyber outages or other force majeure events, any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19) or any escalation or worsening of any of the foregoing; (i) any Effect resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, electric power, fuel, coal, natural gas, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; (j) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake, or other natural disasters or severe weather-related event, circumstance or development, or any escalation or worsening of such conditions; (k) any change or effect arising from any requirements imposed by any Governmental Entities as a condition to obtaining the clearances, consents and approvals contemplated by this Agreement; or (l) casualty or condemnation related to the Company’s real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto and any improvements located thereon; provided, that any Effect set forth in clauses (a), (b), (e), (g), (h), (i) and (j) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such Effect has a disproportionate adverse effect on the Company, as compared to other entities engaged in the relevant business affected by such Effect (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect).
Exhibit A-2

(h)          “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(i)          “Controlled Group Liability” means any liability (contingent or otherwise) (A) under Title IV of ERISA, (B) under Sections 206(g), 302 or 303 of ERISA, (C) under Sections 412, 430, 431, 436 or 4971 of the Code, or (D) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(j)          “Debt Financing Sources” means the financial institutions identified in the Debt Commitment Letter, together with the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing and each other Person that commits to arrange or provide or otherwise provides the Debt Financing in accordance with this Agreement, whether by joinder to the Debt Commitment Letter or otherwise, including the parties to any joinder agreements, engagement letters, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and permitted assigns.

(k)          “Designated Person” means any Person listed on a Sanctions List.

(l)          “Good Utility Practice” means (a) any of the practices, methods and acts engaged in or approved by a significant portion of the gas supply, transmission or distribution industries, as applicable, during the relevant time period or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided, that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act, provided, further that Good Utility Practice shall include the requirements set forth in N.J.S.A. 48:1-1 et seq. and N.J.A.C. 14:1-1 et seq.

(m)          “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total liabilities, including contingent liabilities, (ii) the present fair saleable value of such Person’s assets is less than the amount required to pay the probable liability (subordinated, contingent or otherwise) of such Person on its debts, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts or liabilities that would be beyond its ability to pay such debts and liabilities as they mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.
Exhibit A-3

(n)          “Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, rights in computer programs (whether in source code, object code or other form), proprietary rights in databases, compilations and data, to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

(o)          “Joint Venture” means any Person, other than a Company Entity, of which (a) 20% or more of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by a Company Entity or (b) a Company Entity is entitled to elect, directly or indirectly, at least 20% of the board of directors (or managers) or similar governing body of such Person.

(p)          “knowledge” (i) of the Company means the actual knowledge of the individuals listed on Section 1.1 of the Company Disclosure Letter and (ii) of Parent means the actual knowledge of the individuals listed on Section 1.1 of the Parent Disclosure Letter.

(q)          “OFAC” means the Office of Foreign Assets Control.

(r)          “Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

(s)          “Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub’s consummation of, the Merger and the other transactions contemplated by this Agreement.

(t)          “Parent Termination Fee” means an amount in cash equal to $255,000,000.

(u)          “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(v)          “Personal Information” means (a) any and all information that, alone or in combination with other information, allows the identification of a living individual, (b) “personal data” as that term is defined in Article 4 of the European Union’s General Data Protection Regulation and all rules and regulations issued under any of the foregoing, and (c) “personally identifiable information” under any privacy or data security law in any jurisdiction applicable to the processing of that Personal Information (including, IP address, name, address, telephone number, email address, social security number, bank account number, driver’s license number, credit card number, credit history and criminal history).
Exhibit A-4

(w)          “Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions.

(x)          “Required Financial Information” means the information required by paragraph 7 of Exhibit D to the Debt Commitment Letter.

(y)          “Sanctioned Country” means a country or territory which is at any time subject to Sanctions.

(z)          “Sanctions” means (a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government and administered by OFAC, (b) economic or financial sanctions imposed, administered or enforced from time to time by the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, and (c) economic or financial sanctions imposed, administered or enforced from time to time by the United Nations Security Council, the European Union, or Her Majesty’s Treasury.

(aa)          “Sanctions List” means any of the lists of specially designated nationals or designated persons or entities (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or any similar list maintained by any other U.S. government entity, the United Nations Security Council, the European Union, or Her Majesty’s Treasury, in each case as the same may be amended, supplemented or substituted from time to time.

(bb)          “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which: (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or any combination thereof; or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock (or equivalent ownership interest) of the limited liability company, partnership, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or any combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall (a) be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or (b) control the managing member, managing director or other governing body or general partner of such limited liability company, partnership, association or other business entity.
Exhibit A-5

Section 1.2          Other Defined Terms.  In addition to the defined terms set forth in Section 1.1 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Definition	Location

Acceptable Confidentiality Agreement	5.4(c)
Acquisition Proposal	5.4(h)(i)
Action	3.9
Adverse Recommendation Change	5.4(d)
Agreement	Preamble
Book-Entry Shares	2.3(b)
Certificate of Merger	1.3
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Code	2.4
Company	Preamble
Company Board	3.3
Company Board Recommendation	3.3
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Employee	5.8(a)
Company Entities	3.1(c)
Company Equity Plans	2.2(a)
Company Plans	3.11(a)
Company PSU	2.2(b)
Company Representatives	5.6(a)
Company RSU	2.2(a)
Company SEC Documents	3.5(a)
Company Shareholder Approval	3.3
Company Shareholders Meeting	5.5(b)
Company Termination Fee	7.3(b)
Company Union Contracts	3.12(a)
Confidentiality Agreement	5.6(c)
Continuation Period	5.8(a)
Contract	3.4(a)
Debt Commitment Letter	4.7
Debt Financing	4.7
Debt Financing Related Parties	8.6
Debt Financing Source Provisions	8.6
Debt Letters	4.7
DTC	2.3(e)
DTC Payment	2.3(e)
Effective Time	1.3
Environmental Laws	3.13(c)(i)
Environmental Permits	3.13(c)(ii)
Equity Commitment Agreement	Recitals
Equity Financing	Recitals
Exhibit A-6

ERISA	3.11(a)
Exchange Act	3.4(b)
FERC	3.4(b)
Financing	4.7
Financing Commitments	4.7
GAAP	3.5(b)
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indemnified Parties	5.13(a)
Insurance Policies	3.16
Intervening Event	5.4(h)(ii)
IRS	3.11(a)
IT Policies and Procedures	3.18(e)
IT Systems	3.18(d)
Law	3.4(a)
Liability Limitation	8.10(d)
Liens	3.2(c)
Material Contract	3.15
Materials of Environmental Concern	3.13(c)(iii)
Measurement Date	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
New Jersey Department of the Treasury	1.3
NJBCA	Recitals
NJBPU	3.4(b)
NYSE	3.4(b)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Plan	5.8(d)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Permits	3.10
Preference Stock	3.2(a)
Proceedings	5.17
Proxy Statement	3.7
Representatives	5.4(a)
Represented Employee	5.8(c)
Required Approvals	3.4(b)
SEC	3.5(a)
Securities Act	3.5(a)
Shares	2.1(a)
Specified Affiliates	5.11(a)
Sponsor	Recitals
Substitute Financing	5.11(e)
Superior Proposal	5.4(h)(iii)
Surviving Corporation	1.1
Takeover Laws	3.19
Tax Returns	3.14(m)(ii)
Taxes	3.14(m)(i)
Title IV Plan	3.11(d)
Transaction Litigation	5.18
WARN Act	3.12(b)

Exhibit A-7